UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-1F
TENDER OFFER STATEMENT
Pursuant to Rule 14d-1(b) under the Securities Exchange Act of 1934
Keystone North America Inc.
(Name of Subject Company)
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
SCI Alliance Acquisition Corporation
a wholly owned-subsidiary of
Service Corporation International
(Bidder)
Common Shares
(Title of Class of Securities)
493 525 703, 493 525 604, 493 525 802
(CUSIP Number of Class Securities)
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019
Attention: General Counsel
Telephone: 713-525-5259
Fax: 866-548-3394
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder
Copies to:
David F. Taylor
Kevin N. Peter
Locke Lord Bissell & Liddell LLP
600 Travis, Suite 3400
Houston, Texas 77002
Fax: 713-223-3717
November 16, 2009
(Date tender offer published, sent or given to security holders)
CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
U.S.$196,617,047.79	U.S.$10,971.23

*	For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the common shares (“Shares”) of Keystone North America Inc. to be received by SCI Alliance Acquisition Corporation, assuming the acceptance of the Offer by all holders of the Shares, is calculated as follows: multiplying (a) 25,958,102, the total Shares outstanding on a fully-diluted basis (as represented in the Support Agreement, dated October 14, 2009, by and among Keystone North America Inc., SCI Alliance Acquisition Corporation and Service Corporation International), by (b) CAD$8.00, the offer price to be paid for the Common Shares and (iii) applying an exchange rate of CAD$1.00 = U.S.$0.9468 which is the inverse of the U.S.-dollar foreign exchange rate in late New York trading published by Thompson Reuters for Canadian dollars on November 12, 2009.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
     Offer and Circular, dated November 16, 2009 (the “Offer Documents”), including the Letter of Acceptance and Transmittal.
Item 2. Informational Legends
     The following legends appear on the outside front cover page of the Offer Documents:
“NOTICE TO SHAREHOLDERS IN THE UNITED STATES
     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
     This tender offer is made for the securities of a foreign issuer and while the offer is subject to disclosure requirements of the country in which the subject company is incorporated or organized, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.
     The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the subject company is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.
     Investors should be aware that the bidder or its affiliates, directly or indirectly, may bid for or make purchases of the issuer’s securities subject to the offer, or of the issuer’s related securities, during the period of the tender offer, as permitted by applicable Canadian laws or provincial laws or regulations.
     The disposition of Keystone Shares pursuant to the Offer or any Second Stage Transaction (as hereinafter defined) may have tax consequences under the Laws of both the United States and Canada. Such United States tax consequences for Shareholders that are residents of, or citizens of, or otherwise subject to taxation in the United States are not described in this Offer. If a U.S. Shareholder (as hereinafter defined) fails to provide the Depositary with the information solicited on the Substitute Form W-9 set out in the accompanying Letter of Acceptance and Transmittal, or fails to certify that it is not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from the payments of cash or other consideration made to such U.S. Shareholder. U.S. Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and are urged to consult their tax advisors concerning the Offer or any Second Stage Transaction.”

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer (as hereinafter defined) is not being made to, nor will deposits be accepted from or on behalf of, Shareholders (as hereinafter defined) in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

November 16, 2009

SCI ALLIANCE ACQUISITION CORPORATION,
a wholly-owned subsidiary of
SERVICE CORPORATION INTERNATIONAL

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding common shares (including the common shares represented by the income participating securities) of
KEYSTONE NORTH AMERICA INC.

for

C$8.00 CASH for each common share

(subject to increase if the Offer (as hereinafter defined) is extended beyond a specified time as described in section 1 of the Offer, “The Offer”)

The Offer is open for acceptance until 5:00 pm (Eastern time) on December 22, 2009, unless withdrawn or extended.

This offer (the “Offer”) by SCI Alliance Acquisition Corporation (the “Offeror”), a wholly-owned subsidiary of Service Corporation International (“SCI”), to purchase all of the issued and outstanding common shares (“Keystone Shares”) in the capital of Keystone North America Inc. (“Keystone”) (other than those owned directly or indirectly by the Offeror, and including, without limitation, the Keystone Shares represented by the income participating securities (the “IPSs”) of Keystone) will be open for acceptance from the date of this Offer until 5:00 pm (Eastern time) on December 22, 2009, unless withdrawn or extended. The Offeror’s obligation to take up and pay for Keystone Shares under the Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Keystone Shares (on a fully-diluted basis) prior to the Expiry Time (as hereinafter defined). This condition and the other conditions of the Offer are described in section 4 of the Offer, “Conditions of the Offer”.

The board of directors of Keystone, following consultation with its advisors, has unanimously concluded that the Offer is in the best interests of Keystone and unanimously recommends that holders of Keystone Shares (“Shareholders”) ACCEPT the Offer and deposit their Keystone Shares to the Offer. See section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement” and section 2 of the Circular, “Recommendation of the Board of Directors of Keystone”.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS

(cover continues on next page)

OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This tender offer is made for the securities of a foreign issuer and while the offer is subject to disclosure requirements of the country in which the subject company is incorporated or organized, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the subject company is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

Investors should be aware that the bidder or its affiliates, directly or indirectly, may bid for or make purchases of the issuer’s securities subject to the offer, or of the issuer’s related securities, during the period of the tender offer, as permitted by applicable Canadian laws or provincial laws or regulations.

The disposition of Keystone Shares pursuant to the Offer or any Second Stage Transaction (as hereinafter defined) may have tax consequences under the laws of both the United States and Canada. Such United States tax consequences for Shareholders that are residents of, or citizens of, or otherwise subject to taxation in the United States are not described in this Offer. If a U.S. Shareholder (as hereinafter defined) fails to provide the Depositary (as hereinafter defined) with the information solicited on the Substitute Form W-9 set out in the attached Letter of Acceptance and Transmittal, or fails to certify that it is not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from the payments of cash or other consideration made to such U.S. Shareholder. U.S. Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and are urged to consult their tax advisors concerning the Offer or any Second Stage Transaction.

The Keystone Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “KNA”. The Offer represents a premium of approximately 34% over the 20-day volume-weighted average price and a premium of approximately 38% over the 50-day volume-weighted average price of the Keystone Shares on the TSX for the period ending on October 14, 2009, the last trading day prior to the public announcement of the signing of the Support Agreement. See section 4 of the Circular, “Keystone North America Inc. — Price Range and Trading Volume of Keystone Shares”.

Keystone has issued the Keystone Shares under the CDSX book-entry system administered by CDS Clearing and Depository Services Inc. (“CDS”). Accordingly, other than the Keystone Shares represented by IPSs, a nominee of CDS is the sole registered holder of the outstanding Keystone Shares and beneficial ownership of the outstanding Keystone Shares is evidenced through book-entry credits to securities accounts of CDS participants (for example, banks, trust companies and securities dealers), who act as agents on behalf of beneficial owners who are their customers, rather than by physical certificates. In order to tender Keystone Shares to the Offer, Shareholders must complete the documentation and follow the instructions to be provided to them by their respective CDS participants. Shareholders who wish to tender Keystone Shares to the Offer should contact their nominees for assistance. See section 3 of the Offer, “Manner of Acceptance”.

A holder of IPSs who wishes to accept the Offer with respect to the Keystone Shares represented by such IPSs must first separate the IPSs into the Keystone Shares and Subordinated Notes (as hereinafter defined) represented by the IPSs and then deposit those Keystone Shares in accordance with the Offer. See section 3 of the Offer, “Manner of Acceptance — Deposit of Keystone Shares Represented by IPSs”.

The Depositary and Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the “Information Agent”) at its address and telephone number shown on the last page of this document, or your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Additional copies of this document may be obtained without charge on request from the Information Agent.

(cover continues on next page)

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular under “Acquisition of Keystone Shares Not Deposited”, “Background to and Reasons for the Offer”, “Purpose of the Offer and SCI’s Plans for Keystone”, and “Effect of the Offer on Market and Listings”, in addition to certain statements contained elsewhere in the Offer and Circular, are forward-looking statements and are prospective in nature. By their nature, forward-looking statements require the Offeror and SCI to make assumptions and are subject to inherent risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the benefits of the combination of SCI and Keystone, including future financial and operating results, the anticipated timing of the closing of the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “except”, “believe” or “continue” or the negative or similar variations thereof. Shareholders are cautioned not to place undue reliance on forward-looking statements because a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements. The Offeror and SCI have made certain assumptions about the economy and the deathcare industry and have also assumed that there will be no significant events occurring outside of SCI’s and Keystone’s normal course of business. Factors that could cause actual results to differ materially include but are not limited to: the conditions of the Offer not being satisfied; the ability to obtain regulatory approvals of the Transactions (as hereinafter defined) on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Transactions may not be fully realized or may take longer to realize than expected; and disruption from the Transactions making it more difficult to maintain relationships with customers, employees or suppliers.

Although the Offeror and SCI have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Offeror and SCI disclaim any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable laws.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer Documents (as hereinafter defined) are in Canadian dollars, except where otherwise indicated. On November 13, 2009, the rate of exchange for the Canadian dollar expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada, was Canadian $1.00 = United States $0.9517.

i

GLOSSARY

In the Offer Documents, the following terms shall have the respective meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer Documents.

“affiliate” has the meaning ascribed to such term in NI 45-106.

“Agent” of a person means any (i) trustee, director, officer, partner, member or employee of that person; (ii) financial advisor, law firm, accounting firm, engineering firm or other professional or consulting person of or acting on behalf of that person, or any lenders to that person; or (iii) any trustee, director, officer, partner, member or employee of any Agent referred to in clause (ii) of this definition.

“AIF” means the annual information form dated March 24, 2009 of Keystone for the year ended December 31, 2008 and which is available at www.sedar.com.

“Alternative Transaction” means (a) any merger, amalgamation, take-over bid, tender offer, statutory arrangement, sale of all or substantially all of the assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of the assets), or similar transaction or transactions involving Keystone and any other person or persons, excluding the Offer or any transaction to which the Offeror or an affiliate of the Offeror is a party; (b) any purchase or sale by Keystone or its subsidiaries of any assets (or other arrangement having the same economic effect as a purchase or sale of assets), where such assets represent 20% or more of the fair market value of the consolidated assets of Keystone; (c) any issuance, sale or acquisition of 20% or more of the Keystone Shares or rights or interests therein or thereto; or (d) any similar business combination or transaction, of or involving Keystone and/or any subsidiary of Keystone, that, if consummated, would result in any person (other than the Offeror or any of its subsidiaries) beneficially owning 20% or more of the voting rights attached to the Keystone Shares.

“Antitrust Division” means the Antitrust Division of the United States Department of Justice.

“associate” has the meaning ascribed thereto in the Securities Act (Ontario) for the purposes of Part XX thereof, and the rules, regulations and published policies made under such Act, as now in effect and as they may be promulgated or amended from time to time, except as otherwise provided herein.

“BMO Capital Markets” means BMO Nesbitt Burns Inc.

“Book-Entry Confirmation” means confirmation of book-entry transfer of a Shareholder’s Keystone Shares into the Depositary’s account at CDS in accordance with the terms of the Offer.

“Business Day” means any day excepting a Saturday, Sunday or statutory holiday in Toronto, Ontario.

“CDS” means CDS Clearing and Depository Services Inc.

“CDSX” means the on-line book-entry system administered by CDS pursuant to which book-entry transfers may be effected.

“CDS Participant” means a participant in CDSX.

“Circular” means the take-over bid circular accompanying the Offer and forming part hereof.

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder, as amended, from time to time.

“Competition Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or preventing or lessening of competition, including the HSR Act and the Competition Act.

“Compulsory Acquisition” has the meaning ascribed thereto in section 10 of the Offer, “Acquisition of Keystone Shares Not Deposited — Compulsory Acquisition”.

“Confidentiality Agreement” means the confidentiality agreement dated September 11, 2009 between Keystone and SCI.

“Contract” means any contract, agreement, commitment, undertaking, lease, licence, note, bond, mortgage, indenture, loan or deed of trust, whether or not any of the foregoing is in writing.

“Court” has the meaning ascribed thereto in section 10 of the Offer, “Acquisition of Keystone Shares Not Deposited — Compulsory Acquisition”.

“CRA” has the meaning ascribed thereto in section 9 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

“Depositary” means Kingsdale Shareholder Services Inc. at its office shown on the last page of this document, as described in section 8 of the Circular, “Depositary and Information Agent”.

“Directors’ Circular” means the circular prepared by the Keystone Board, which accompanies the Offer Documents and is to be sent to Shareholders in connection with the Offer.

“Dissenting Offeree” has the meaning ascribed thereto in section 10 of the Offer, “Acquisition of Keystone Shares Not Deposited — Compulsory Acquisition”.

“Effective Date” has the meaning ascribed thereto in section 3 of the Offer, “Manner of Acceptance”.

“Effective Time” means the time that the Offeror shall have first acquired ownership of and paid for Keystone Shares pursuant to the terms of the Offer.

“Employees” means all persons employed by Keystone and/or its subsidiaries on a full-time, part-time or temporary basis, including all directors, officers and persons on disability leave, parental leave or other absence from work.

“Expiry Date” means the date on which the Expiry Time occurs.

“Expiry Time” means the Initial Expiry Time or, if the final acceptance date for the Offer is extended, the Extended Expiry Time.

“Extended Expiry Time” has the meaning ascribed thereto in section 5 of the Offer, “Extension and Variation of the Offer”.

“FTC” means the United States Federal Trade Commission.

“fully-diluted basis” means, with respect to the number of outstanding Keystone Shares at any time, all Keystone Shares outstanding, including the Keystone Shares represented by the IPSs.

“GAAP” means Canadian generally accepted accounting principles.

“Governmental Authority” means any domestic, federal, state, provincial, territorial, local, foreign or supranational regulatory authority or government department or agency, commission, ministry, office, court, tribunal, Crown corporation, stock exchange or any other entity with the power to establish laws having jurisdiction or claiming to have jurisdiction on behalf of Canada, the United States of America or any province, state, municipality or any other subdivision thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Information Agent” means Kingsdale Shareholder Services Inc. at its office shown on the last page of this document, as described in section 8 of the Circular, “Depositary and Information Agent”.

“Initial Expiry Time” means 5:00 p.m. (Eastern time) on December 22, 2009.

“insider” has the meaning ascribed thereto in the Securities Act (Ontario).

“Investment Canada Act” means the Investment Canada Act (Canada), as amended.

“IPS Agent” means Computershare Trust Company of Canada, as agent under the Voting and Separation Agreement.

“IPSs” means the income participating securities of Keystone, each of which represents one Keystone Share and $25.716 principal amount of Subordinated Notes.

“Keystone” means Keystone North America Inc.

“Keystone America” has the meaning ascribed thereto in section 5 of the Circular, “Purpose of the Offer and SCI’s Plans for Keystone”.

“Keystone Board” means the board of directors of Keystone as the same is constituted from time to time.

“Keystone Credit Agreement” has the meaning ascribed thereto in section 5 of the Circular, “Purpose of the Offer and SCI’s Plans for Keystone”.

“Keystone Shares” means the common shares in the capital of Keystone (including the common shares that are represented by the IPSs) and includes any securities into or for which such shares or any of them may be reclassified, subdivided, consolidated, exercisable, exchanged or converted and any rights and benefits arising therefrom, including any dividends of securities which may be declared in respect of such shares and any shares issued after the date of the Support Agreement.

“KGH” has the meaning ascribed thereto in section 5 of the Circular, “Purpose of the Offer and SCI’s Plans for Keystone”.

“Laws” means any federal, provincial, state, regional, municipal or local laws, statutes, by-laws, rules, regulations, orders, codes, policies, guidelines, decrees, authorizations, approvals, notices and directions and judicial, arbitral, administrative, ministerial or departmental judgments, awards, or other requirements, in each case of any Governmental Authority, court or other authority having jurisdiction.

“Letter of Acceptance and Transmittal” means the letter of acceptance and transmittal accepting the Offer in the form attached as schedule A hereto.

“Material Adverse Effect” means a material adverse effect on the financial condition, business or the results of operations of Keystone and its subsidiaries, taken as a whole, except any such effect resulting from or arising in connection with: (a) any change in GAAP; (b) any adoption, proposal, implementation or change in Laws or any interpretation thereof by any Governmental Authority; (c) any change in global, national or regional political conditions (including the commencement, occurrence or continuation of any strike, riot, lockout, outbreak of illness, war, armed hostilities, act of terrorism or facility takeover for emergency purposes); (d) any change in general economic, business, regulatory or market conditions or in national or global financial, capital, securities or currency markets, except to the extent that Keystone is disproportionately and adversely impacted thereby relative to other participants in the industries in which Keystone and its subsidiaries conduct their business; (e) the execution, announcement or performance of the Support Agreement or consummation of the transactions contemplated thereby, including the impact of any costs associated therewith on Keystone’s financial position and financial covenants under its existing credit facilities and any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Keystone or any of its subsidiaries with any of their employees, financing sources, bondholders, shareholders or other stakeholders; (f) any action, omission, effect, change, event or occurrence taken, made, caused, requested or directed in writing by or on behalf of SCI or the Offeror; (g) any divestiture, sale, disposition of, commitment to hold separate, or other action taken or commitment to take any action that limits the Offeror’s or the Offeror’s affiliates’ freedom of action with respect to, or the Offeror’s or the Offeror’s affiliates’ ability to retain, any of the businesses, product lines or assets of Keystone, the Offeror or any of their respective subsidiaries (or affiliates of the Offeror), that occurs pursuant to and in accordance with the provisions of the Support Agreement described in section 17 of the Circular, “Regulatory Matters”; (h) any change in the market price or trading volume of any securities of Keystone (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred); (i) any change affecting any of the industries in which Keystone or any of its subsidiaries operate, except to the extent that Keystone is disproportionately and adversely impacted thereby; (j) any effects resulting from any legal proceeding against Keystone by the stockholders of Keystone challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by the Support Agreement, or (k) any action taken by Keystone or any of its subsidiaries that is expressly required to be taken pursuant to the Support Agreement; provided, however, that unless expressly provided in any particular section of the Support Agreement, references in certain sections of the Support Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means, with respect to the referenced Contract party, any Contract (a) under which the obligations of such party and/or its subsidiaries exceed US$5,000,000, (b) that if terminated, would reasonably be expected to have a Material Adverse Effect, (c) that is a Contract that contains any non-competition obligations or otherwise restricts in any material way the business of such party and/or its subsidiaries, or (d) that is a Contract pursuant to which indemnification for an amount that could exceed US$5,000,000, to any third party is given, other than contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business.

“MI 61-101” has the meaning ascribed thereto in section 10 of the Offer “Acquisition of Keystone Shares Not Deposited — Subsequent Acquisition Transaction”.

“Minimum Tender Condition” means the condition of the Offer that there shall have been validly deposited under the Offer, and not withdrawn as at the Expiry Time, such number of Keystone Shares that, together with any Keystone Shares directly or indirectly owned (or over which control or direction is exercised) by the Offeror and its affiliates and joint actors, represent at least 66 2/3% of the Keystone Shares (calculated on a fully-diluted basis).

“NI 45-106” means National Instrument 45-106 — Prospectus and Registration Exemptions of the Canadian Securities Administrators.

“Non-Resident Shareholder” has the meaning ascribed thereto in section 9 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”.

“Note Indenture” has the meaning ascribed thereto in section 5 of the Circular, “Purpose of the Offer and SCI’s Plans for Keystone”.

“OBCA” means the Business Corporations Act (Ontario), as the same has been and may hereafter, from time to time, be amended.

“Offer” means the offer to purchase all of the issued and outstanding Keystone Shares (other than those owned directly or indirectly by the Offeror, and including, without limitation, the Keystone Shares represented by the IPSs), subject to the terms and conditions set forth in the Offer Documents.

“Offer Documents” means the Offer, the Circular and the Letter of Acceptance and Transmittal collectively.

“Offer Period” means the period commencing on the date of this document and ending at the Expiry Time.

“Offeror” means SCI Alliance Acquisition Corporation, a corporation incorporated under the OBCA and a direct wholly-owned subsidiary of SCI.

“Offeror’s Notice” has the meaning ascribed thereto in section 10 of the Offer, “Acquisition of Keystone Shares Not Deposited — Compulsory Acquisition”.

“Other Securities” has the meaning ascribed thereto in section 3 of the Offer, “Manner of Acceptance — General”.

“Outside Date” has the meaning ascribed thereto in section 5 of the Offer, “Extension and Variation of the Offer”.

“Parties” means Keystone, SCI and the Offeror collectively, and “Party” means any of them.

“person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Pre-Acquisition Reorganization”.

“Proposed Amendments” has the meaning ascribed thereto in section 9 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

v

“Purchased Securities” has the meaning ascribed thereto in section 3 of the Offer, “Manner of Acceptance — General”.

“Regulatory Approvals and Notifications” means the following approvals, applications and notifications but does not include any other regulatory approvals, applications or notifications to or from any person: (a) the filing of any notice or application for review required under the Investment Canada Act necessary for the consummation of the Transactions contemplated by the Support Agreement and the expiration or termination of any applicable waiting periods in accordance with the Investment Canada Act or receipt of any applicable notice from the relevant Minister(s) stating that he is satisfied that the investment is likely to be of net benefit to Canada; (b) the filing of all notices and information required under Part IX of the Competition Act, except if such requirement shall have been waived by the Commissioner of Competition pursuant to paragraph 113(c) of the Competition Act, and of any information elected to be filed with the Competition Bureau, including a competitive impact statement, and the expiry of applicable waiting periods under section 123 of the Competition Act or the termination thereof in accordance with the Competition Act and: (i) the receipt of an Advance Ruling Certificate in accordance with section 102 of the Competition Act from the Commissioner of Competition in connection with the Transactions contemplated by the Support Agreement or (ii) the receipt of confirmation in writing from the Commissioner of Competition or a person authorized by the Commissioner of Competition that such person is of the view that sufficient grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Transactions contemplated by the Support Agreement and that the Commissioner of Competition, at that time, does not intend to make an application under section 92 of the Competition Act, in respect of the Transactions contemplated by the Support Agreement; (c) subject to the provisions of the Support Agreement described in section 17 of the Circular, “Regulatory Matters”, the filing of all required notification and report forms under the HSR Act necessary for the consummation of the Transactions, and the expiration or termination of all waiting periods under the HSR Act applicable to the consummation of the Transactions; and (d) the filing of any notice, information or application for review, or receipt of any applicable approvals required regarding funeral, cemetery and crematory licenses necessary for regulatory approval of the Transactions.

“Resident Shareholder” has the meaning ascribed thereto in section 9 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”.

“Response Period” has the meaning ascribed thereto in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Right to Match”.

“Reviewable Transaction” has the meaning ascribed thereto in section 17 of the Circular, “Regulatory Matters”.

“SCI” means Service Corporation International, a corporation existing under the laws of the State of Texas.

“SCI Senior Notes” has the meaning ascribed thereto in section 6 of the Circular, “Source of Funds and Joint and Several Liability”.

“Second Stage Transaction” means a Compulsory Acquisition or a Subsequent Acquisition Transaction.

“Securities Laws” means the Canadian provincial securities laws collectively and, with respect to Shareholders in the United States of America, “Securities Laws” includes applicable securities laws of the United States and the states thereof.

“Shareholders” means the registered or beneficial holders of the issued and outstanding Keystone Shares.

“Subordinated Notes” means the 14.5% subordinated notes due 2017 issued by Keystone pursuant to the Note Indenture.

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in section 10 of the Offer, “Acquisition of Keystone Shares Not Deposited — Subsequent Acquisition Transaction”.

“subsidiary” has the meaning ascribed to such term in NI 45-106.

“Superior Proposal” means a written proposal (a) to acquire more than 50% of the outstanding Keystone Shares or more than 50% of Keystone’s consolidated assets, (b) that is reasonably capable of being completed in accordance with its terms without undue delay, (c) that complies with the provisions of the Support Agreement described in the first paragraph of section 6 of the Circular, “Source of Funds and Joint and Several Liability” as if the person making the proposal is the Offeror, regardless of the form of the transaction contemplated by the proposal, (d) that was not solicited after the date of the Support Agreement in contravention of the provisions of the Support Agreement described in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Non-Solicitation”, and (e) that is reasonably likely to result in an Alternative Transaction that the Keystone Board determines, acting honestly and in good faith, would be reasonably likely, if consummated, to be (i) more favourable to the Shareholders from a financial point of view than the Offer, and (ii) in the best interests of Keystone.

“Support Agreement” means the support agreement dated October 14, 2009 between SCI, the Offeror and Keystone.

“Tax Act” means the Income Tax Act (Canada), and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time.

“Termination Fee” has the meaning ascribed thereto in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Termination Fee”.

“Transactions”, “transactions contemplated by the Support Agreement” and “transactions contemplated thereby” include the transactions contemplated by the Offer, and any Subsequent Acquisition Transaction or Compulsory Acquisition.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“U.S. Shareholder” has the meaning ascribed thereto in section 10 of the Circular, “Certain U.S. Federal Income Tax Considerations.”

“Voting and Separation Agreement” means the amended and restated voting and separation agreement between Keystone and the IPS Agent dated April 23, 2008, governing the IPSs.

SUMMARY

Set forth below is a summary of selected information contained in the Offer Documents and the Support Agreement, which is qualified in all respects by the detailed provisions of those documents. Shareholders are urged to read the Offer Documents in their entirety. Certain capitalized terms used in this summary are defined in the accompanying Glossary.

The Offer

The Offeror is offering, during the Offer Period and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Keystone Shares (other than the Keystone Shares owned directly or indirectly by the Offeror, and including, without limitation, the Keystone Shares represented by the IPSs) for $8.00 in cash per Keystone Share, subject to increase in accordance with section 1 of the Offer, “The Offer”.

A holder of IPSs who wishes to accept the Offer with respect to the Keystone Shares represented by such IPSs must first separate such IPSs into the Keystone Shares and Subordinated Notes represented thereby in accordance with the terms of the Voting and Separation Agreement and then deposit such Keystone Shares in accordance with the Offer. See section 3 of the Offer, “Manner of Acceptance — Deposit of Keystone Shares Represented by IPSs”.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror and its agents may, in the Offeror’s discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The obligation of the Offeror to take up and pay for Keystone Shares pursuant to the Offer is subject to certain conditions. See section 4 of the Offer, “Conditions of the Offer”.

Recommendation of the Keystone Board

Keystone has received fairness opinions from its financial advisors that, as of the date of the Support Agreement, the consideration to be offered to the Shareholders under the Offer was fair from a financial point of view. The Keystone Board has, by unanimous resolution following consultation with its advisors: (a) concluded that the Offer is in the best interests of Keystone; (b) approved the Support Agreement; and (c) recommended that the Shareholders accept the Offer. See section 2 of the Circular, “Recommendation of the Board of Directors of Keystone” and the accompanying Directors’ Circular.

Support Agreement

SCI, the Offeror and Keystone have entered into the Support Agreement, pursuant to which the Offeror agreed to make the Offer, subject to the terms and conditions of the Support Agreement. The Support Agreement contains, among other things, covenants of SCI and the Offeror relating to the making of the Offer, covenants of Keystone relating to steps to be taken to support the Offer, covenants of Keystone not to solicit any other offers, representations and warranties of SCI and Keystone and provisions relating to the payment of the Termination Fee to the Offeror by Keystone upon the occurrence of certain events. See section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement”.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Initial Expiry Time, being 5:00 p.m. (Eastern time) on December 22, 2009, unless extended as required or permitted by the terms of the Support Agreement. See section 5 of the Offer, “Extension and Variation of the Offer” and section 6 of the Offer, “Take Up and Payment for Deposited Keystone Shares”.

Manner of Acceptance

Keystone has issued the Keystone Shares under the CDSX book-entry system administered by CDS. Accordingly, other than the Keystone Shares represented by the IPSs, a nominee of CDS is the sole registered holder of the outstanding Keystone Shares and beneficial ownership of the outstanding Keystone Shares is evidenced through book-entry credits to securities accounts of CDS Participants (for example, banks, trust companies and securities dealers), who act as agents on behalf of beneficial owners who are their customers, rather than by physical certificates. In order to tender Keystone Shares to the Offer, Shareholders must complete the documentation and follow the instructions to be provided to them by their respective CDS Participants. Shareholders who wish to tender Keystone Shares to the Offer should contact their nominees for assistance.

A holder of IPSs who wishes to accept the Offer with respect to the Keystone Shares represented by such IPSs must first separate such IPSs into the Keystone Shares and Subordinated Notes represented thereby in accordance with the terms of the Voting and Separation Agreement and then, after receiving delivery of the constituent Keystone Shares and Subordinated Notes, deposit the Keystone Shares in accordance with the Offer. Under the terms of the Voting and Separation Agreement, a holder of IPSs may at any time separate all or a portion of the IPSs into the Keystone Shares and Subordinated Notes represented thereby through such holder’s broker or other financial institution.

The deposit of Keystone Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer and the Letter of Acceptance and Transmittal.

See section 3 of the Offer, “Manner of Acceptance”.

Take Up and Payment for Deposited Keystone Shares

If all of the conditions referred to in section 4 of the Offer, “Conditions of the Offer”, have been satisfied or, where permitted by the terms of the Support Agreement, waived by the Offeror at or prior to the Expiry Time, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated under the terms of the Support Agreement to take up and pay for the Keystone Shares deposited under the Offer and not withdrawn as soon as reasonably possible and in any event not later than three Business Days following the Expiry Time. In accordance with applicable Laws, any Keystone Shares deposited under the Offer after the date on which the Offeror first takes up Keystone Shares deposited under the Offer must be taken up and paid for within 10 days of the deposit of such Keystone Shares or at such other earlier time as required by applicable Laws. See section 6 of the Offer, “Take Up and Payment for Deposited Keystone Shares”.

Withdrawal of Deposited Keystone Shares

Keystone Shares deposited pursuant to the Offer may be withdrawn until such time as they are taken up by the Offeror, or in certain other circumstances, as described in section 7 of the Offer, “Withdrawal of Deposited Keystone Shares” by following the procedures set forth in that section.

Conditions of the Offer

Subject to the terms of the Support Agreement, the Offeror will have the right to withdraw the Offer and not take up and pay for the Keystone Shares deposited under the Offer, unless all of the conditions set forth in section 4 of the Offer, “Conditions of the Offer”, are satisfied, or the Offeror has waived them, in whole or in part in its discretion, at or prior to the Expiry Time. The Offeror’s obligation to take up and pay for Keystone Shares under the Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time at least 66 2/3% of the outstanding Keystone Shares (on a fully-diluted basis). For a description of the conditions of the Offer, see section 4 of the Offer, “Conditions of the Offer”.

Regulatory Considerations

The Offeror’s obligation to take up and pay for Keystone Shares under the Offer is conditional on, among other things, the Regulatory Approvals and Notifications having been obtained, given or concluded or, in the case of waiting or suspensory periods, having expired or been terminated. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, the Transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The completion of the Transactions also constitutes a Reviewable Transaction under the Investment Canada Act. In addition, the completion of the Transactions will require various state approvals. See section 17 of the Circular, “Regulatory Matters”.

Service Corporation International and the Offeror

The Offeror was incorporated on October 14, 2009 under the OBCA and is a wholly-owned subsidiary of SCI. SCI is a corporation existing under the laws of the State of Texas. SCI is North America’s largest provider of deathcare products and services, with an extensive network of funeral homes and cemeteries. See section 3 of the Circular, “Service Corporation International and the Offeror”.

Keystone

Keystone is a corporation governed by the OBCA and its registered and head office is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. Keystone’s home office, where management operations are conducted, is located at 400 North Ashley Drive, Suite 1900, Tampa, Florida, 33602. Keystone is a reporting issuer (or its equivalent) in all of the provinces and territories of Canada. The Keystone Shares trade on the TSX under the symbol “KNA”. The IPSs trade on the TSX under the symbol “KNA.UN”. See section 4 of the Circular, “Keystone North America Inc.”.

Purpose of the Offer

The purpose of the Offer is to enable SCI to indirectly acquire all of the issued and outstanding Keystone Shares (including, without limitation, the Keystone Shares represented by the IPSs).

If the Offer is successful, it is expected that certain changes will be effected with respect to the composition of the Keystone Board and the officers of Keystone to allow nominees of SCI to become directors and officers of Keystone. Following consummation of the Offer, SCI intends to review the affairs and operations of Keystone and consider what actions might be appropriate in the circumstances, which actions may include staffing changes, disposition of certain assets of Keystone and integration of the business of Keystone with the business of SCI. Such actions may also include the winding-up or amalgamation of Keystone with the Offeror or another subsidiary of SCI as part of a Second Stage Transaction or otherwise.

The terms of the Note Indenture provide that the Subordinated Notes may be redeemed at the option of Keystone beginning February 8, 2010, and continuing for the immediately following 12-month period, for cash at a redemption price of 104% of the principal amount of the Subordinated Notes to be redeemed, plus accrued and unpaid interest. In connection with the take up and payment of the Keystone Shares deposited under the Offer, the Offeror intends to cause Keystone to exercise its option to redeem all of the Subordinated Notes as permitted by the Note Indenture, and will irrevocably deposit or cause to be deposited with the trustee under the Note Indenture funds or permitted government obligations sufficient to redeem the Subordinated Notes.

Subsequent to the completion of the Offer or, if required, to any Second Stage Transaction, the Offeror intends to cause Keystone to delist the Keystone Shares and the IPSs from the TSX. See section 7 of the Circular “Effect of the Offer on Market and Listings”. If permitted by applicable Laws, upon the delisting of the Keystone Shares and the IPSs from the TSX and the redemption of all of the outstanding Subordinated Notes, the Offeror intends to cause Keystone to cease to be a reporting issuer or the equivalent under applicable Securities Laws of each province and territory of Canada where Keystone is currently a reporting issuer and each other jurisdiction in which it is subject to public reporting requirements. The effect of these actions will be that Keystone will no longer be required to publicly file or provide to security holders financial information or timely disclosure with respect to its affairs.

See section 5 of the Circular, “Purpose of the Offer and SCI’s Plans for Keystone”.

Acquisition of Keystone Shares not Deposited

Pursuant to the Support Agreement, the Offeror has agreed that, if it takes up and pays for Keystone Shares under the Offer, it will pursue and use its commercially reasonable efforts to consummate a Second Stage

Transaction to acquire the remaining Keystone Shares not deposited under the Offer and/or assets of Keystone within the time limits prescribed by applicable Laws. Such Second Stage Transaction may be effected by way of, at the Offeror’s discretion, either a Compulsory Acquisition or a Subsequent Acquisition Transaction. Keystone has agreed to use commercially reasonable efforts to assist the Offeror in completing any such Second Stage Transaction. SCI and the Offeror will cause the Keystone Shares acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted by applicable Laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with such transaction. See section 10 of the Offer, “Acquisition of Keystone Shares Not Deposited”.

Stock Exchange Listings and Trading of Keystone Shares

The Keystone Shares are listed for trading on the TSX under the symbol “KNA”. The Offer represents a premium of approximately 34% over the 20-day volume-weighted average price and a premium of approximately 38% over the 50-day volume-weighted average price of the Keystone Shares on the TSX for the period ending on October 14, 2009, the last trading day prior to the public announcement of the signing of the Support Agreement. See section 4 of the Circular, “Keystone North America Inc. — Price Range and Trading Volume of Keystone Shares”.

The Offeror intends to cause Keystone to delist the Keystone Shares and the IPSs from the TSX and, if permitted by applicable Laws, to cause Keystone to eliminate all requirements to publicly file or provide to security holders financial information or timely disclosure with respect to its affairs. See section 7 of the Circular, “Effect of the Offer on Market and Listings”.

Certain Canadian Federal Income Tax Considerations

The sale of Keystone Shares by a Shareholder to the Offeror under the Offer will be a disposition for Canadian federal income tax purposes. In general, Resident Shareholders who hold Keystone Shares as capital property and dispose of Keystone Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received for the Keystone Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base thereof to the Resident Shareholder.

Non-resident Shareholders who have never been resident in Canada generally will not be subject to Canadian federal income tax on any gain realized on a disposition of Keystone Shares to the Offeror pursuant to the Offer unless those Keystone Shares constitute “taxable Canadian property” within the meaning of the Tax Act and the gain is not otherwise exempt from Canadian income tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

The foregoing is a brief summary of certain Canadian federal income tax consequences only and is qualified by the assumptions and general description of certain Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in section 9 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Keystone Shares pursuant to the Offer or a Second Stage Transaction.

The summary of certain Canadian federal income tax considerations contained in section 9 of the Circular, “Certain Canadian Federal Income Tax Considerations”, does not address the tax consequences to holders of IPSs who separate such IPSs into Keystone Shares and Subordinated Notes. Holders of IPSs should consult their own tax advisors for advice regarding the income tax consequences to them in connection with the separation of such IPSs into Keystone Shares and Subordinated Notes.

See “Certain Canadian Federal Income Tax Considerations” in section 9 of the Circular.

Certain U.S. Federal Income Tax Considerations

U.S. Shareholders should be aware that tendering Keystone Shares pursuant to the Offer (and, if applicable, separating IPSs in order to tender the Keystone Shares represented by the IPSs to the Offer) may have tax consequences under the Laws of both the United States and Canada. Such United States tax consequences are not described in the Offer, and U.S. Shareholders are urged to consult their own tax advisors concerning the Offer or any Second Stage Transaction. See “Certain U.S. Federal Income Tax Considerations” in section 10 of the Circular.

Depositary and Information Agent

The Offeror has engaged Kingsdale Shareholder Services Inc. to act as depositary for receipt of Keystone Shares deposited under the Offer. The duties of the Depositary also include giving certain notices, if required, and for making payment for all Keystone Shares purchased by the Offeror under the Offer. The Offeror has also engaged Kingsdale Shareholder Services Inc. to act as information agent in connection with the Offer.

Depositing Shareholders will not be obligated to pay brokerage fees or commissions to the Offeror or the Depositary, and will not be obligated to pay any fee for using the services of the Information Agent. Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Keystone Shares with the Depositary.

See section 8 of the Circular, “Depositary and Information Agent”.

Sources of Information Concerning Keystone

The information concerning Keystone contained in the Offer Documents has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources and certain other information provided by Keystone to SCI and the Offeror. SCI and the Offeror have been granted access to certain additional information concerning the business and affairs of Keystone that is not generally available. Although neither SCI nor the Offeror has any knowledge that would indicate that any statements contained herein taken from or based on such information or such documents and records are untrue or incomplete, neither SCI, the Offeror, nor their respective directors and officers assume any responsibility for the accuracy or completeness of such information or the information taken from or based upon such documents and records, or for any failure by Keystone to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to SCI or the Offeror.

OFFER

Capitalized terms used but not defined in the Offer Documents have the respective meanings ascribed to them in the accompanying Glossary, unless the subject matter or context is inconsistent therewith.

TO: THE HOLDERS OF COMMON SHARES OF KEYSTONE NORTH AMERICA INC.

1.	THE OFFER

The Offeror hereby offers to purchase, during the Offer Period and on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Keystone Shares (other than the Keystone Shares owned directly or indirectly by the Offeror, and including, without limitation, the Keystone Shares represented by the IPSs) for $8.00 in cash per Keystone Share, subject to increase in accordance with this section 1 of the Offer, “The Offer”.

In the event that the Offeror has not taken up and paid for Keystone Shares under the Offer before March 1, 2010, the consideration offered per Keystone Share under the Offer shall increase by an amount equal to $0.07 in cash on the first day of each calendar month, beginning on March 1, 2010, until any Keystone Shares are taken up and paid for under the Offer. Once the Offeror takes up and pays for any Keystone Shares, any further purchases by the Offeror pursuant to the Offer will be at the same price as those Keystone Shares initially taken up and paid for by the Offeror. See section 2 of the Offer, “Time for Acceptance”, section 5 of the Offer, “Extension and Variation of the Offer” and section 6 of the Offer, “Take Up and Payment for Deposited Keystone Shares”.

A holder of IPSs who wishes to accept the Offer with respect to the Keystone Shares represented by such IPSs must first separate such IPSs into the Keystone Shares and Subordinated Notes represented thereby in accordance with the terms of the Voting and Separation Agreement and then deposit such Keystone Shares in accordance with the Offer. See section 3 of the Offer, “Manner of Acceptance — Deposit of Keystone Shares Represented by IPSs”.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror and its agents may, in the Offeror’s discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is subject to certain conditions as detailed under section 4 of the Offer, “Conditions of the Offer”. If such conditions are satisfied or, where permitted by the Support Agreement, waived at or prior to the Expiry Time, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Keystone Shares validly deposited under the Offer and not withdrawn in accordance with the terms hereof. Subject to applicable Laws and the provisions of the Support Agreement, all of the terms and conditions of the Offer may be waived or modified by the Offeror without prejudice to any other right which the Offeror may have, by notice in writing delivered to the Depositary at its principal office in Toronto, Ontario.

Depositing Shareholders will not be obligated to pay brokerage fees or commissions to the Offeror or the Depositary. However, Shareholders should consult their own nominees to determine whether any fees or commissions are payable to them in connection with tendering Keystone Shares under the Offer. The Offeror will pay all fees and expenses of the Depositary and the Information Agent in connection with the Offer. See section 8 of the Circular, “Depositary and Information Agent”.

The attached Circular and Letter of Acceptance and Transmittal are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2.	TIME FOR ACCEPTANCE

The Offer is open for acceptance until, but not later than, the Initial Expiry Time, being 5:00 p.m. (Eastern time) on December 22, 2009, unless extended as required or permitted by the terms of the Support Agreement. See section 5 of the Offer, “Extension and Variation of the Offer” and section 6 of the Offer, “Take Up and Payment for Deposited Keystone Shares”.

3.	MANNER OF ACCEPTANCE

Acceptance by Book-Entry Transfer

Keystone has issued the Keystone Shares under the CDSX book-entry system administered by CDS. Accordingly, other than the Keystone Shares represented by IPSs, a nominee of CDS is the sole registered holder of the outstanding Keystone Shares and beneficial ownership of the outstanding Keystone Shares is evidenced through book-entry credits to securities accounts of CDS Participants (for example, banks, trust companies and securities dealers), who act as agents on behalf of beneficial owners who are their customers, rather than by physical certificates. In order to tender Keystone Shares to the Offer, Shareholders must complete the documentation and follow the instructions to be provided to them by their respective CDS Participants. Shareholders who wish to tender Keystone Shares to the Offer should contact their nominees for assistance.

Shareholders who wish to accept the Offer must do so by following the procedures for a book-entry transfer established by CDS. The Offeror understands that CDS Participants will deliver the relevant documentation to the beneficial owners of Keystone Shares. The Depositary has established an account at CDS for the purpose of the Offer. Any CDS Participant may make delivery of the Keystone Shares (on behalf of a Shareholder wishing to accept the Offer) by causing CDS to credit such Keystone Shares to the Depositary’s account by book-entry in accordance with the procedures of CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The receipt of a Book-Entry Confirmation by the Depositary evidences the applicable CDS Participant’s compliance with the procedures of CDS.

Delivery of Keystone Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer. Shareholders who, through their respective CDS Participants, accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have done so on the terms of the Offer and the Letter of Acceptance and Transmittal and to be bound by the terms thereof. A copy of the Letter of Acceptance and Transmittal is attached as schedule A to this document. Additional copies of the Letter of Acceptance and Transmittal may be obtained on SEDAR at www.sedar.com or without charge from the Information Agent.

Deposit of Keystone Shares Represented by IPSs

A holder of IPSs who wishes to accept the Offer with respect to the Keystone Shares represented by such IPSs must first separate such IPSs into the Keystone Shares and Subordinated Notes represented thereby in accordance with the terms of the Voting and Separation Agreement and then, after receiving delivery of the constituent Keystone Shares and Subordinated Notes, deposit the Keystone Shares in accordance with the Offer.

Under the terms of the Voting and Separation Agreement, a holder of IPSs may at any time separate all or a portion of the IPSs into the Keystone Shares and Subordinated Notes represented thereby through such holder’s broker or other financial institution. Upon the separation of IPSs, the IPS Agent will release the Keystone Shares and Subordinated Notes represented thereby and the account of the CDS Participant through which the separation was effected on behalf of such holder will be credited for such Keystone Shares and Subordinated Notes, and debited for such IPSs. After receiving delivery of the constituent Keystone Shares and Subordinated Notes pursuant to the foregoing procedures, such Keystone Shares may be deposited in accordance with the Offer and the instructions set out in this section 3 of the Offer, “Manner of Acceptance”.

Currency of Payment

The consideration paid under the Offer will be denominated in Canadian dollars. However, a Shareholder may elect to receive such consideration in U.S. dollars by causing the Shareholder’s CDS Participant to so indicate in the tendering instructions to be provided to CDS by the Shareholder’s CDS Participant, in which case the Shareholder will have acknowledged and agreed that the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Shareholders electing to receive the consideration paid under the Offer in U.S. dollars will have further acknowledged and agreed that any change to the currency exchange rate for one Canadian dollar expressed in U.S. dollars will be at the sole risk of the Shareholder.

In order to receive the consideration payable under the Offer in U.S. dollars, Shareholders must instruct their respective CDS Participants to select the U.S. Payment Option on the CDSX book-entry system when tendering their Keystone Shares. Otherwise, the consideration paid under the Offer will be denominated in Canadian dollars. Shareholders who wish to receive the consideration payable under the Offer in U.S. dollars should contact their nominees for assistance.

General

Payment for the Keystone Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of a Book Entry Confirmation for the Keystone Shares at the office of the Depositary in Toronto, Ontario as set forth in the Letter of Acceptance and Transmittal not later than the Expiry Time.

The receipt by the Depositary of a Book-Entry Confirmation irrevocably constitutes and appoints any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Keystone Shares deposited under the book-entry transfer which are taken up and paid for under the Offer (the “Purchased Securities”) and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities or any of them after October 14, 2009, except as otherwise declared on or before such date (collectively, the “Other Securities”), effective on and after the date on which such Purchased Securities and Other Securities are taken up and paid for under the Offer (the “Effective Date”), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Keystone;

(b) to exercise any and all of the rights of the holder of the Purchased Securities and/or Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and/or Other Securities, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Securities or such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Keystone; and

(c) to exercise any other right of such holder in respect of the Purchased Securities and/or Other Securities.

Furthermore, a holder of Purchased Securities and/or Other Securities in respect of whom the Depositary receives a Book-Entry Confirmation agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Keystone and, except as otherwise may be agreed with the Offeror, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to the Offeror, provided it is not contrary to any applicable Laws, at any time and from time to time as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

A holder of Purchased Securities and/or Other Securities in respect of whom the Depositary receives a Book-Entry Confirmation covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and the Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be and that, except as set out in the Offer, the deposit of Keystone Shares pursuant to book-entry transfer is irrevocable.

The deposit of Keystone Shares pursuant to the procedures established by CDS for book-entry transfers will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that:

(a) such Shareholder has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Keystone Shares (and any Other Securities) to any other person;

(b) when the Purchased Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(c) the consummation of the Transactions will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding or restrictions of any kind to which such Shareholder is a party or by which such Shareholder is bound,

(d) such Shareholder owns the Purchased Securities (and any Other Securities) being deposited within the meaning of applicable Laws; and

(e) the deposit of the Purchased Securities (and any Other Securities) complies with applicable Securities Laws.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Keystone Shares and/or Other Securities deposited pursuant to the Offer will be determined by the Offeror in its discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the Laws of any applicable jurisdiction and to waive any defect or irregularity in the deposit of any Keystone Shares or Other Securities. There shall be no duty or obligation on SCI, the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the terms and conditions set forth in the Circular and the Letter of Acceptance and Transmittal) shall be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4.	CONDITIONS OF THE OFFER

Subject to the provisions of the Support Agreement described in section 5 of the Offer, “Extension and Variation of the Offer”, the Offeror will have the right to withdraw the Offer and not take up and pay for the Keystone Shares deposited under the Offer, or extend the period of time during which the Offer is open and postpone taking up and paying for the Keystone Shares deposited under the Offer, unless all of the following conditions are satisfied, or the Offeror has waived them, in whole or in part in its reasonable discretion, at or prior to the Expiry Time:

(a) the Minimum Tender Condition is satisfied;

(b) the Support Agreement shall not have been terminated in accordance with its terms;

(c) Keystone shall have complied in all material respects with all of its covenants and agreements in the Support Agreement (without giving effect to any materiality qualifiers therein), except to the extent that such breach(es), if capable of being remedied, is (or are) remedied by Keystone within five Business Days from the date of breach, and, in such circumstances, the Expiry Time shall be extended for such five Business Day cure period and any additional period required by Securities Laws, and the Offeror shall have received a certificate from an appropriate officer of Keystone to that effect;

(d) each of the representations and warranties of Keystone provided in the Support Agreement shall be true and correct as at the Expiry Time, except to the extent that any such breach(es) would not individually or in the aggregate result in a Material Adverse Effect (without giving effect to any “Material Adverse Effect” qualifications or other materiality qualifications therein), and the Offeror shall have received a certificate from an appropriate officer of Keystone to that effect;

(e) no action, suit, demand or other proceeding shall be pending or ongoing as of the Expiry Time before any Governmental Authority, regarding any cease trade order, injunction, limitation, prohibition or condition of any kind or nature under applicable law which would prohibit, make illegal or impose material limitations or conditions on the taking up and paying for any Keystone Shares deposited under the Offer or the completion of the Transactions;

(f) no Law shall have been enacted that would prohibit the Offeror from making the Offer or taking up or paying for any Keystone Shares deposited under the Offer or completing the Transactions; and

(g) the Regulatory Approvals and Notifications shall have been obtained, given or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

The Offeror may, in its discretion, modify or waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have, provided that the Offeror may not, without the prior written consent of Keystone, such consent not to be unreasonably withheld or delayed, (a) modify or waive the Minimum Tender Condition, or (b) impose additional conditions of the Offer or otherwise vary any conditions of the Offer in a manner that is adverse to the Shareholders or would in any manner delay, impede or prevent the closing of any of the Transactions.

5.	EXTENSION AND VARIATION OF THE OFFER

The Offer is open for acceptance until the Initial Expiry Time, unless withdrawn or extended as required or permitted by the terms of the Support Agreement.

Subject to the terms and conditions of the Support Agreement, the Offeror will extend from time to time the Expiry Time to a date not later than January 31, 2010 if, on the date and at the time upon which the Offer is scheduled to expire, any of the conditions of the Offer referred to in section 4 of the Offer, “Conditions of the Offer” shall not have been waived by the Offeror or satisfied. After January 31, 2010:

(a) the Offeror may, in its discretion, subject to the terms and conditions of the Support Agreement, extend from time to time the Expiry Time if, on the date and at the time upon which the Offer is scheduled to expire, any of the conditions of the Offer referred to in section 4 of the Offer, “Conditions of the Offer” shall not have been waived by the Offeror or satisfied, until such time as such conditions of the Offer are waived by the Offeror or satisfied; and

(b) the Offeror will, upon the request of Keystone, subject to the terms and conditions of the Support Agreement, extend from time to time (for up to 30 days per extension) the Expiry Time if, on the date and at the time upon which the Offer is scheduled to expire, the conditions of the Offer referred to in subparagraphs (e), (f) or (g) of section 4 of the Offer, “Conditions of the Offer” shall not have been waived by the Offeror or satisfied

(the date and time at which the Offer, as it may be extended, expires being referred to as the “Extended Expiry Time”), provided that the Extended Expiry Time shall be no later than the Outside Date (as hereinafter defined).

The outside date (the outside date, as it may be extended, being referred to as the “Outside Date”) is currently March 31, 2010. However, pursuant to the Support Agreement, any Party has the right to postpone the Outside Date, on one or more occasions (for up to 30 days per extension), up to June 30, 2010 if any of the conditions of the Offer referred to in subparagraphs (e), (f) or (g) of section 4 of the Offer, “Conditions of the Offer”, has not been obtained and none of such conditions has become unobtainable based upon a final and non-appealable decision or order of a

Governmental Authority. The Outside Date may be extended to such later date beyond June 30, 2010 as may be mutually agreed to in writing by the Parties.

Subject to the terms of the Support Agreement, the Offeror reserves the right, in its discretion, at any time and from time to time prior to the Expiry Time (or otherwise as permitted by applicable Laws), to extend the Offer by fixing a new Expiry Time or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Notwithstanding the foregoing, pursuant to the terms of the Support Agreement, the Offeror will not, without the prior written consent of Keystone, such consent not to be unreasonably withheld or delayed: (i) modify or waive the Minimum Tender Condition; (ii) decrease the cash consideration per Keystone Share set forth in section 1 of the Offer, “The Offer”; (iii) decrease the number of Keystone Shares in respect of which the Offer is made; or (iv) impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof), except for extensions that are expressly permitted by the Support Agreement, in a manner that is adverse to the Shareholders or would in any manner delay, impede or prevent the closing of any of the Transactions.

The Offeror, forthwith after giving any such notice or communication to the Depositary, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in section 9 of the Offer, “Notice”, to CDS and Shareholders, where required by law, and shall provide a copy of the aforementioned notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Subject to applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer have been complied with or waived unless the Offeror first takes up all Keystone Shares then deposited under the Offer and not withdrawn. However, if the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal for a period of 10 days from the date of the notice of variation or change as described in section 7 of the Offer, “Withdrawal of Deposited Keystone Shares” are applicable, the Offeror will not take up and pay for any Keystone Shares deposited under the Offer and not withdrawn until such rights of withdrawal expire.

Where the terms of the Offer are varied, other than a variation in the terms of the Offer consisting solely of a waiver of a condition, the Offer shall not expire before 10 days after a notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Canadian courts or securities regulatory authorities.

During any such extension or in the event of any variation, all Keystone Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to, among other things, section 6 of the Offer, “Take Up and Payment for Deposited Keystone Shares”, and to section 7 of the Offer, “Withdrawal of Deposited Keystone Shares”. An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under section 4 of the Offer, “Conditions of the Offer”. If the consideration being offered for the Keystone Shares under the Offer is increased, then the increased consideration will be paid to all depositing Shareholders whose Keystone Shares are taken up under the Offer, whether or not such Keystone Shares are taken up by the Offeror before such variation.

6.	TAKE UP AND PAYMENT FOR DEPOSITED KEYSTONE SHARES

If all of the conditions referred to in section 4 of the Offer, “Conditions of the Offer”, have been satisfied or, where permitted by the terms of the Support Agreement, waived by the Offeror at or prior to the Expiry Time, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated under the terms of the Support Agreement to take up and pay for the Keystone Shares deposited under the Offer and not withdrawn as soon as reasonably possible and in any event not later than three Business Days following the Expiry Time. In accordance with applicable Laws, any Keystone Shares deposited under the Offer after the date on which the Offeror first takes up Keystone Shares deposited under the Offer must be taken up and paid for within 10 days of the deposit of such Keystone Shares or at such other earlier time as required by applicable Laws. The Offeror will be deemed to have taken up and accepted for payment Keystone Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario, of its acceptance for payment of such Keystone Shares pursuant to the Offer.

Subject to applicable Laws, the Offeror expressly reserves the right in its discretion to delay taking up or paying for any Keystone Shares or, subject to the provisions of the Support Agreement described in section 5 of the Offer, “Extension and Variation of the Offer”, to terminate the Offer and not take up or pay for any Keystone Shares if any condition specified in section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror at or prior to the Expiry Time, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario prior to the Expiry Time. The Offeror also expressly reserves the right, in its discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Keystone Shares in order to comply, in whole or in part, with any applicable Laws, including, without limitation, for such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror will not, however, take up and pay for any Keystone Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Keystone Shares then validly deposited under the Offer.

The Offeror will pay for the Keystone Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to Shareholders who have deposited Keystone Shares in acceptance of the Offer. The Depositary will forward the funds to CDS and settlement will be effected by CDS in accordance with its settlement procedures. Payment to Shareholders will be made in Canadian dollars (or in U.S. dollars, in the event a Shareholder has so indicated in the tendering instructions provided to CDS by the Shareholder’s CDS Participant as set out in the Letter of Acceptance and Transmittal) and net of any applicable withholding taxes.

The Depositary will act as the agent of such Shareholders in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Shareholders, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn Keystone Shares pursuant to the Offer. Under no circumstances will interest on the purchase price of Keystone Shares purchased by the Offeror accrue, or be paid by the Offeror or the Depositary, to persons depositing Keystone Shares, regardless of any delay in making such payment.

If any deposited Keystone Shares are not taken up and paid for by the Offeror for any reason, such Keystone Shares will be credited to the account at CDS of the CDS Participant who deposited such Keystone Shares. The ownership of Keystone Shares not purchased by the Offeror under the terms of the Offer will continue to be reflected in the book-entry system administered by CDS unaffected by the Offer.

Depositing Shareholders will not be obligated to pay brokerage fees or commissions to the Offeror or the Depositary. However, Shareholders should consult their own nominees to determine whether any fees or commissions are payable to them in connection with tendering Keystone Shares under the Offer. The Offeror will pay all fees and expenses of the Depositary and the Information Agent in connection with the Offer. See section 8 of the Circular, “Depositary and Information Agent”.

7.	WITHDRAWAL OF DEPOSITED KEYSTONE SHARES

All deposits of Keystone Shares pursuant to the Offer are irrevocable, except that any Keystone Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit (unless otherwise required or permitted by applicable Laws):

(a) at any time before the Keystone Shares have been taken up by the Offeror; or

(b) at any time after three Business Days from the date that the Offeror takes up such Keystone Shares, if such Keystone Shares have not then been paid for by the Offeror.

In addition, if:

(c) there is a variation of the terms of the Offer before the Expiry Time including any extension of the period during which Keystone Shares may be deposited under the Offer or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable Laws, (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered or (ii) a variation consisting solely of the waiver of a condition of the Offer; or

(d) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror, then any Keystone Shares deposited under the Offer and not taken up by the Offeror prior to the date upon which the notice of such variation or change is mailed, delivered or otherwise communicated may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date of such notice, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Canadian securities regulatory authorities. If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in this paragraph are applicable, the Offer shall be extended without the Offeror first taking up the Keystone Shares that are subject to the rights of withdrawal.

Withdrawals of Keystone Shares deposited pursuant to the Offer must be effected by notice of withdrawal made in writing by or on behalf of the depositing Shareholder and delivered to the Depositary within the time limits specified above. Such withdrawal becomes effective upon receipt by the Depositary of written notice. Any such notice must be signed by the CDS Participant in the same manner as the CDS Participant’s name is listed on the applicable Book-Entry Confirmation, specify the name and number of the account at CDS to be credited with the withdrawn Keystone Shares and otherwise comply with the procedures of CDS. Shareholders who wish to withdraw Keystone Shares should contact their nominees for assistance and to obtain copies of the relevant documentation. A Shareholder’s nominee may set deadlines for the withdrawal of Keystone Shares deposited under the Offer that are earlier than those specified herein.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its discretion, and such determination shall be final and binding. There shall be no duty or obligation on SCI, the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror extends the Offer, is delayed in taking up or paying for Keystone Shares, or is unable to take up or pay for Keystone Shares for any reason, then, without prejudice to the Offeror’s other rights, no Keystone Shares may be withdrawn, except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this section 7 of the Offer, “Withdrawal of Deposited Keystone Shares” or pursuant to applicable Laws.

Withdrawals may not be rescinded and any Keystone Shares withdrawn will not be validly deposited for the purposes of the Offer. Such Keystone Shares may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to statutory rights of rescission in certain circumstances. See section 19 of the Circular, “Statutory Rights”.

8.	CHANGES IN CAPITALIZATION, DISTRIBUTIONS AND LIENS

In the Support Agreement, Keystone represented that there were 25,958,102 Keystone Shares outstanding, on a fully-diluted basis, as at October 14, 2009 and agreed to not declare or pay any dividends or other distributions, except as otherwise declared on or before October 14, 2009.

Keystone covenanted in the Support Agreement that it will not, directly or indirectly, among other things, do any of the following: (i) amend the constating documents of Keystone or any of its subsidiaries; (ii) issue, sell or pledge or agree to issue, sell or pledge any Keystone Shares or other securities of Keystone, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Keystone Shares; (iii) redeem, purchase or otherwise acquire any of the outstanding Keystone Shares or other securities; (iv) split, combine or reclassify any of the Keystone Shares; (v) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger or consolidation of Keystone; (vi) amalgamate or merge Keystone with any other person; (vii) declare, pay or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities or make any repayments of capital to Shareholders, except as otherwise declared on or before the date of the Support Agreement; (viii) except in the ordinary course of business, enter into, amend, or terminate any Material Contract or release or relinquish any contractual right which is material to the business of Keystone; (ix) sell, pledge, dispose of or encumber any (A) net assets with a market value, individually or in the aggregate, of more than US$5,000,000 or (B) subsidiary or division thereof, or close any facilities of Keystone or any subsidiary of Keystone or discontinue any line of business; (x) acquire (by merger, amalgamation, consolidation, acquisition of shares or assets or otherwise) another person or division thereof or make any investment, whether by purchase of shares or securities, contribution of capital (other than to wholly-owned subsidiaries), property transfer or purchase of any property or assets of any other person or division thereof; (xi) enter into any joint venture, partnership or other similar arrangement or form any other new material arrangement for the conduct of business or amend or modify any such joint venture, partnership or other arrangement; (xii) other than as specifically included in Keystone’s financial model and forecast, and to the extent required by applicable Laws or required or recommended by a Governmental Authority, authorize any new capital expenditure, additions, improvements or other expenditures which, individually or in the aggregate, is in excess of US$5,000,000; (xiii) incur any material indebtedness for borrowed money or any other material liability or obligation, or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other person (other than Keystone or one of its subsidiaries) or make any loans or advances, in excess of US$5,000,000; (xiv) except in the ordinary course of business, pay, discharge or satisfy any material claims, liabilities or obligations other than any payment, discharge or satisfaction reflected or reserved against in the financial statements; (xv) other than as required by GAAP or Securities Laws, make any change in its accounting principles and practices as previously applied, including the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; (xvi) make any tax election, change any method of tax accounting or settle or compromise any tax liability of Keystone or any of its subsidiaries, and, in any event, Keystone shall consult with the Offeror before filing or causing to be filed any tax return of Keystone or any of its subsidiaries and before executing or causing to be executed any agreement or waiver extending the period for assessment or collection of any taxes of Keystone or its subsidiaries; (xvii) knowingly take any action (other than an action effected at the request of the Offeror) or knowingly permit inaction that would have the effect of preventing the Offeror from obtaining a full tax cost “bump” pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of any affiliates or subsidiaries and other non-depreciable capital property directly owned by Keystone on the date of the Support Agreement; or (xviii) enter into or modify any Contract to do any of the foregoing.

Keystone Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Keystone Shares after October 14, 2009, except as otherwise declared on or before such date.

9.	NOTICE

Without limiting any other lawful means of giving notice, any notice the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to CDS and will be deemed to have been received on the first day following the date of mailing which is a Business Day, or if such notice is delivered to CDS in any other manner, such notice will be effective upon delivery. The Offeror understands that, upon receipt of any such notice, CDS will provide a notice to the CDS Participants in accordance with the applicable CDS policies and procedures for the book-entry system then in effect.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary on the last page of this document.

10.	ACQUISITION OF KEYSTONE SHARES NOT DEPOSITED

Pursuant to the Support Agreement, the Offeror has agreed that, if it takes up and pays for Keystone Shares under the Offer, it will pursue and use its commercially reasonable efforts to consummate a Second Stage Transaction to acquire the remaining Keystone Shares not deposited under the Offer and/or assets of Keystone within the time limits prescribed by applicable Laws. Such Second Stage Transaction may be effected by way of, at the Offeror’s discretion, either a Compulsory Acquisition (as hereinafter defined) or a Subsequent Acquisition Transaction (as hereinafter defined). Keystone has agreed to use commercially reasonable efforts to assist the Offeror in completing any such Second Stage Transaction.

Compulsory Acquisition

If, within 120 calendar days after the date of the Offer, the Offer is accepted by Shareholders holding not less than 90% of the Keystone Shares, other than any Keystone Shares held on the date of the Offer by or on behalf of the Offeror or an affiliate or associate (as those terms are defined in the OBCA) of the Offeror, and the Offeror acquires such deposited Keystone Shares, then the Offeror will have the right to acquire all of the Keystone Shares not deposited under the Offer, on the same terms as the Keystone Shares acquired under the Offer, pursuant to the compulsory acquisition provisions of section 188 of the OBCA (a “Compulsory Acquisition”).

To exercise its statutory right of Compulsory Acquisition, the Offeror must give notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Keystone Shares) (in each case, a “Dissenting Offeree”) and the Director under the OBCA of such proposed acquisition on or before the earlier of 60 calendar days following the termination of the Offer and 180 calendar days following the date of the Offer. Within 20 calendar days after having given the Offeror’s Notice, the Offeror must pay or transfer to Keystone the consideration it would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 calendar days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates evidencing the Keystone Shares held by such Dissenting Offeree to Keystone and must elect either to transfer such Keystone Shares to the Offeror on the terms on which the Offeror acquired Keystone Shares under the Offer or to demand payment of the fair value of the Keystone Shares by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Keystone Shares to the Offeror on the same terms on which the Offeror acquired the Keystone Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Keystone Shares, the Offeror may apply to a court (the “Court”) having jurisdiction to hear the application to fix the fair value of the Keystone Shares of that Dissenting Offeree. If the Offeror fails to apply to such Court within 20 calendar days after it made the payment or transferred the consideration to Keystone, the Dissenting Offeree may then apply to the Court within a further period of 20 calendar days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Keystone Shares to the Offeror on the same terms on which the Offeror acquired Keystone Shares from the Shareholders who accepted the Offer.

Any judicial determination of the fair value of the Keystone Shares could be more or less than the amount of the consideration per share paid pursuant to the Offer. Any such judicial determination of the fair value of the Keystone Shares could be based upon considerations other than, or in addition to, the market price, if any, of the Keystone Shares.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 188 of the OBCA. Shareholders should refer to section 188 of the OBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult with their legal advisors. The provisions of section 188 of the OBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

See section 9 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of the Canadian income tax consequences to Shareholders of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the statutory Compulsory Acquisition right is not available to the Offeror, or if the Offeror does not choose to exercise such right, the Offeror will seek to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization, or other transaction involving the Offeror and/or an affiliate of the Offeror and Keystone and/or the Shareholders for the purposes of Keystone becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting an amalgamation or merger of Keystone’s business and assets with or into the Offeror and/or an affiliate of the Offeror, carried out for a consideration per Keystone Share not less than the consideration paid under the Offer (a “Subsequent Acquisition Transaction”).

Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least two-thirds of the votes cast by holders of the outstanding shares of the relevant class(es) and the approval of a majority of the votes cast by “minority” holders of such shares may be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Offeror will cause Keystone Shares acquired under the Offer to be voted in favour of such a transaction to the extent permitted by applicable Laws. The timing and details of any such Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of Keystone Shares acquired pursuant to the Offer.

In certain types of Subsequent Acquisition Transactions, the registered holders of Keystone Shares may have the right to dissent under the OBCA and be paid fair value for their securities, with such fair value to be determined by the Court. The fair value of securities so determined could be more or less than the amount of the consideration per share paid pursuant to the Offer or the Subsequent Acquisition Transaction. Any such judicial determination of the fair value of the Keystone Shares could be based upon considerations other than, or in addition to, the market price, if any, of the Keystone Shares.

A Subsequent Acquisition Transaction described above may constitute a “business combination” within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators (“MI 61-101”). Under MI 61-101, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a business combination if it would result in the interest of a holder (as defined therein) or beneficial owner of Keystone Shares being terminated without such holder or beneficial owner’s consent, regardless of whether the Keystone Shares are replaced with another security. The Offeror expects that any Subsequent Acquisition Transaction relating to Keystone Shares will be a business combination under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem a Subsequent Acquisition Transaction to be a “related party transaction”. However, if the Subsequent Acquisition Transaction is a business combination carried out in accordance with MI 61-101 or an exemption therefrom, the related party transaction provisions therein will not apply to such transaction. The Offeror intends to carry out any such business combination in accordance with MI 61-101 or exemptions therefrom such that the related party transaction provisions of MI 61-101 will not apply to the Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, any issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. The Offeror intends to rely on any exemption then available or to seek waivers pursuant to MI 61-101 exempting the Offeror or Keystone or their affiliates, as appropriate, from the requirement to prepare a formal valuation in connection with any Subsequent Acquisition Transaction. MI 61-101 provides for an exemption for certain business combinations completed not later than 120 days after the expiry of a formal take-over bid if the consideration offered under such transaction is at least equal in value to and is in the same form as that paid in the formal take-over bid and certain disclosure is given in the formal take-over bid disclosure documents. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to and in the same form as the consideration offered under the Offer and that the Subsequent Acquisition Transaction will be completed within 120 days of the Expiry Date. The Offeror has included the disclosure required by MI 61-101 in the Offer and the Circular. Accordingly, the Offeror

expects to rely on the exemption from the requirement to prepare a formal valuation in connection with any Subsequent Acquisition Transaction that it may effect.

MI 61-101 also requires that, unless exempted, in addition to any other required shareholder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” shareholders be obtained. In relation to the Offer and any Subsequent Acquisition Transaction, this “minority approval” must be obtained from, unless an exemption is available or discretionary relief is granted by the Canadian securities regulatory authorities, all Shareholders, excluding the votes attached to Keystone Shares beneficially owned or over which control or direction is exercised by the Offeror, any “interested party”, any “related party” of an “interested party” (each as defined in MI 61-101) (unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor issuer insiders of the issuer) or a joint actor with any such interested party or related party of an interested party for purposes of MI 61-101. However, MI 61-101 provides, subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, that the Offeror may treat Keystone Shares acquired pursuant to the Offer as “minority” shares and vote them, or consider them voted, in favour of a business combination if, among other things, the consideration per security in the business combination is at least equal in value to and is in the same form as the consideration paid under the Offer, the Subsequent Acquisition Transaction is completed within 120 days of the Expiry Date and the disclosure required by MI 61-101 is included in the Offer and the Circular. The Offeror currently believes these conditions will be satisfied and that the Keystone Shares acquired by it under the Offer will therefore be counted as part of any minority approval required in connection with a Subsequent Acquisition Transaction.

In addition to the foregoing, pursuant to MI 61-101, votes attached to Keystone Shares held by Shareholders that receive a “collateral benefit” (as defined in MI 61-101) may not be included by the Offeror as votes in favour of a Subsequent Acquisition Transaction in determining whether minority approval has been obtained. A collateral benefit for this purpose includes any benefit a related party of Keystone is entitled to receive as a consequence of the Offer including, without limitation, a lump sum payment or payment for surrendering securities. As a result, votes attached to Keystone Shares held by directors and senior officers and other related parties of Keystone that have “change of control” agreements pursuant to which they receive payments on the change of control occurring as a result of the Offer, or retention agreements pursuant to which they receive payments for remaining in office following completion of the Offer, may be deemed to be votes attached to Keystone Shares held by Shareholders who have received a “collateral benefit” for this purpose. MI 61-101 excludes benefits from being “collateral benefits” if such benefits are received solely in connection with the related party’s services as an employee, director or consultant under certain circumstances, including if benefits are disclosed in the disclosure document for the transaction, or in the directors’ circular in the case of a take-over bid, and, if at the time the transaction is agreed to, the related party and its “associated entities” (as defined in MI 61-101) beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of Keystone. To the knowledge of the Offeror and SCI after reasonable inquiry, each of the directors and senior officers of Keystone, and their respective associated entities, beneficially own, or exercise control or direction over, less than 1% of the outstanding Keystone Shares.

In addition, under MI 61-101 if, following the Offer, the Offeror and its affiliates beneficially own 90% or more of the Keystone Shares at the time the business combination is agreed to, the requirement for minority approval under MI 61-101 will not apply to the transaction if a statutory dissent and appraisal remedy is available, or if a substantially equivalent enforceable right is made available, to holders of the class of affected securities.

See section 9 of the Circular, “Certain Canadian Federal Income Tax Considerations,” for a discussion of the Canadian income tax consequences to Shareholders of a Subsequent Acquisition Transaction.

Other Acquisition Methods

If the Offeror is unable to or decides not to effect a statutory Compulsory Acquisition or a Subsequent Acquisition Transaction, then it will evaluate other available methods to acquire the remaining Keystone Shares. Such methods could include, to the extent permitted by applicable Laws, purchasing additional Keystone Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Keystone Shares. Any additional purchases of Keystone Shares, to the extent permitted by applicable law, could be at a price greater than, equal to or less than the price to be paid for Keystone Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Keystone Shares acquired pursuant to the Offer or otherwise. Such transactions, to the extent permitted by applicable law, may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Keystone Shares under the Offer.

11.	MARKET PURCHASES

The Offeror has no current intention of acquiring any Keystone Shares while the Offer is outstanding, other than as described herein and in the Circular. However, the Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) beneficial ownership of Keystone Shares if permitted by applicable Laws.

Although the Offeror has no current intention to sell Keystone Shares taken up under the Offer, it reserves the right, subject to applicable Laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Keystone Shares after the Offer Period.

12.	OTHER TERMS OF THE OFFER

The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror other than as contained herein or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

Subject to the provisions of the Support Agreement, the Offeror shall, in its discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular and the Letter of Acceptance and Transmittal, the validity of any acceptance of this Offer and any withdrawals of Keystone Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, and the validity, time and effect of any deposit of Keystone Shares or notice of withdrawal of Keystone Shares. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Keystone Share or any particular Shareholder. There shall be no obligation on SCI, the Offeror, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer Documents constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

DATED November 16, 2009.

SCI ALLIANCE ACQUISITION CORPORATION

By:	/s/ Curtis G. Briggs
Curtis G. Briggs
President

SERVICE CORPORATION INTERNATIONAL

By:	/s/ Thomas L. Ryan
Thomas L. Ryan
Chief Executive Officer

The accompanying Circular and the Letter of Acceptance and Transmittal attached to this document as schedule A are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

CIRCULAR

The following information in this Circular is provided in connection with the Offer made by the Offeror dated November 16, 2009 to purchase all of the issued and outstanding Keystone Shares (other than those owned directly or indirectly by the Offeror, and including, without limitation, the Keystone Shares represented by the IPSs).

The information concerning Keystone contained in this Circular and the other Offer Documents has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources, and certain other information provided by Keystone to SCI and the Offeror. SCI and the Offeror have also been granted access to certain additional information concerning the business and affairs of Keystone that is not generally available. With respect to this information, the Offeror has relied exclusively upon Keystone, without independent verification. Although neither SCI nor the Offeror has any knowledge that would indicate that any statements contained herein taken from or based on such information or such documents and records are untrue or incomplete, neither SCI, the Offeror, nor their respective directors or officers assume any responsibility for the accuracy or completeness of such information or the information taken from or based upon such documents and records, or for any failure by Keystone to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to SCI or the Offeror.

The terms and conditions of the Offer are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires.

Pursuant to the provisions of the Securities Laws of the provinces and territories of Canada, the Keystone Board must send a Directors’ Circular to Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Keystone subsequent to the date of the most recent published financial statements of Keystone.

1.	BACKGROUND TO AND REASONS FOR THE OFFER

Background

On September 4, 2009, representatives of SCI met with representatives of Keystone concerning the possibility of a transaction between the parties. Keystone representatives explained they were pursuing a process to explore alternatives, which could include the sale of Keystone. SCI representatives expressed an interest in participating in any such process.

SCI and Keystone entered into a confidentiality agreement on September 11, 2009, including a standstill provision, allowing SCI to receive confidential information regarding Keystone in connection with a potential transaction.

Over the ensuing weeks, SCI and its representatives conducted a detailed due diligence review of Keystone’s assets and business. A number of meetings took place between officers and representatives of SCI and Keystone, as well as Keystone’s financial advisor, BMO Capital Markets, in which information regarding Keystone and its properties, business, and market strategy was provided to SCI and the proposed terms of a transaction between the parties were discussed, as well as regulatory considerations.

On September 18, 2009, SCI submitted a non-binding expression of interest to Keystone in respect of an acquisition of all of the Keystone Shares, along with a preliminary due diligence information request.

Further discussions and negotiations between the parties continued on September 21, 2009, when SCI was informed that it would be invited to continue in the process. Over the next several days, SCI continued its due diligence review of Keystone and was granted access to Keystone’s virtual data room.

On September 27, 2009, representatives from SCI and Keystone met again to discuss SCI’s due diligence review, as well as transaction and operational structuring issues.

On September 28, 2009, SCI received an initial draft of the Support Agreement from Keystone, a mark-up of which was to be included in SCI’s final submission to Keystone. On October 5, 2009, SCI submitted its offer, along with a mark-up of the draft of the Support Agreement.

Over the next week, the parties negotiated the terms of SCI’s offer proposal, and, on October 9, 2009, SCI and Keystone entered into a letter agreement granting SCI exclusivity with regard to negotiations toward a potential transaction until October 19, 2009 and prohibiting Keystone from, among other things, soliciting or initiating proposals, participating in substantive discussions or negotiations with, or providing certain information and material to, any third party or accepting or entering into any similar agreement for a potential transaction with another party.

The parties, and their respective legal counsel, then began specific negotiations regarding the terms of the Support Agreement, and on October 14, 2009, after the board of directors of both SCI and Keystone approved the transaction, SCI and Keystone executed the Support Agreement. On October 15, 2009, both SCI and Keystone issued press releases before markets opened announcing the Transactions and the execution of the Support Agreement.

Reasons

SCI is North America’s largest provider of deathcare products and services, with an extensive network of funeral homes and cemeteries. SCI’s business strategy includes, among other things, expansion of its business through targeted acquisitions of cemeteries and funeral homes. The acquisition of Keystone, another company in the same industry as SCI, is consistent with this strategy.

The offered consideration of $8.00 in cash (which is subject to increase if the Offer Period is extended beyond February 28, 2010, as described in section 1 of the Offer, “The Offer”) represents a premium of approximately 34% over the 20-day volume-weighted average price and a premium of approximately 38% over the 50-day volume-weighted average price of the Keystone Shares on the TSX for the period ending on October 14, 2009, the last trading day prior to the public announcement of the signing of the Support Agreement.

Support Agreement

The following is only a summary of the material provisions of the Support Agreement and is qualified in its entirety by the provisions of the Support Agreement. A copy of the Support Agreement has been filed by Keystone on SEDAR at www.sedar.com.

The Offer

On October 14, 2009, Keystone, the Offeror and SCI entered into the Support Agreement pursuant to which the Offeror agreed to make the Offer, subject to the terms and conditions of the Support Agreement. The Support Agreement provides that the Offer is subject to certain conditions including, among other things, that a minimum of 66 2/3% of the Keystone Shares (calculated on a fully-diluted basis) be tendered under the Offer. See section 4 of the Offer, “Conditions of the Offer”. SCI is jointly and severally liable for the performance of the Offeror’s obligations under the Support Agreement

Provided that all the conditions referred to in section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived, the Support Agreement provides that the Offeror will become obligated to take-up and pay for all the Keystone Shares tendered under the Offer as soon as reasonably possible and in any event not later than three Business Days following the time at which the Offeror becomes entitled to take up such Keystone Shares under the Offer pursuant to applicable Laws.

Waiver of Conditions

The Offeror may, in its discretion, modify or waive any term or condition of the Offer, provided that the Offeror may not, without the prior written consent of Keystone, such consent not to be unreasonably withheld or delayed: (a) modify or waive the Minimum Tender Condition; (b) decrease the cash consideration per Keystone Share as described in section 1 of the Offer, “The Offer”; (c) decrease the number of Keystone Shares in respect of which the

Offer is made; or (d) impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof), except for extensions that are expressly permitted by the Support Agreement, in a manner that is adverse to the Shareholders or would in any manner delay, impede or prevent the closing of any of the Transactions.

Second Stage Transaction

Pursuant to the Support Agreement, the Offeror has agreed that, if it takes up and pays for Keystone Shares under the Offer, it will pursue and use its commercially reasonable efforts to consummate a Second Stage Transaction to acquire the remaining Keystone Shares not deposited under the Offer and/or assets of Keystone within the time limits prescribed by applicable Laws. Such Second Stage Transaction may be effected by way of, at the Offeror’s discretion, either a Compulsory Acquisition or a Subsequent Acquisition Transaction. Keystone has agreed to use commercially reasonable efforts to assist the Offeror in completing any such Second Stage Transaction.

Approval of Keystone Board

In the Support Agreement, Keystone confirmed that it had received fairness opinions from its financial advisors that, as of the date of the Support Agreement, the consideration to be offered to the Shareholders under the Offer was fair from a financial point of view and that the Keystone Board (a) had, following consultation with its advisors, determined that the Offer is in the best interests of Keystone, (b) had unanimously approved the Support Agreement, and (c) will unanimously recommend that the Shareholders accept the Offer, subject to the terms of the Support Agreement.

Cease Existing Discussion

Pursuant to the Support Agreement, Keystone agreed with the Offeror to immediately terminate, and to cause its subsidiaries to immediately terminate, any discussions or negotiations existing as of the date of the Support Agreement with any parties (other than the Offeror) with respect to any proposal that constituted, or which could reasonably have been expected to constitute, an Alternative Transaction, whether or not initiated by Keystone. Keystone agreed to immediately request the return or destruction of all information provided to any third parties who had entered into a confidentiality agreement with Keystone relating to any potential Alternative Transaction and to use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements. Except as expressly permitted by the Support Agreement, Keystone has agreed to not amend, modify or waive any of the standstill provisions of the confidentiality agreements entered into by Keystone with other parties relating to a potential Alternative Transaction.

Non-Solicitation

Keystone has agreed that, except as otherwise provided in the Support Agreement, it will not, directly or indirectly (i) withdraw, modify or qualify the recommendation of the Keystone Board of the Offer in a manner adverse to the Offeror, (ii) solicit, assist, initiate, encourage or otherwise facilitate any inquiries or proposals regarding an Alternative Transaction, (iii) enter into or participate in any discussions or negotiations with any person regarding an Alternative Transaction, (iv) except as required pursuant to Securities Laws or other applicable Laws, provide any confidential information relating to Keystone or any of its subsidiaries to any person in connection with an Alternative Transaction, (v) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction, or (vi) accept or enter into any agreement, understanding or arrangement in respect of an Alternative Transaction.

Notwithstanding any provision of the Support Agreement to the contrary, if Keystone receives a request for material non-public information from a person who proposes a bona fide Alternative Transaction that was not solicited after the date of the Support Agreement in contravention thereof:

(a) Keystone may (directly or through its Agents) contact such person and its Agents for the purpose of clarifying such proposal and any material terms thereof and the conditions to and likelihood of consummation so as to determine whether such proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(b) if the Keystone Board determines, acting in good faith, that the failure to do so could be inconsistent with its fiduciary duties, Keystone may (directly or through its Agents):

(i) furnish information with respect to Keystone and its subsidiaries to such person provided that such person has first entered into a confidentiality agreement (if one has not already been entered into) on terms not more favourable to such person than under the Confidentiality Agreement; provided that (i) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Keystone and may not prohibit Keystone from providing the information and documents required to be provided to the Offeror pursuant to the provisions of the Support Agreement described in this section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Non Solicitation” and “— Right to Match” and (ii) Keystone promptly provides to the Offeror a copy of such confidentiality agreement and access to all non-public information delivered to such person that has not previously been made available to the Offeror;

(ii) consider and/or participate in discussions or negotiations with such person regarding such Alternative Transaction;

(iii) subject to the provisions of the Support Agreement described in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Right to Match”, accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal; and

(iv) amend, modify or waive any provisions of any confidentiality agreement and/or standstill agreement, including standstill provisions entered into by Keystone with another person, only to the extent necessary to enable Keystone to take an action permitted by provisions of the Support Agreement described in this section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Non Solicitation”.

Keystone has agreed to promptly, and in any event within 48 hours after it has received any proposal, inquiry, offer or request (which includes an amendment to any of the foregoing), notify the Offeror, at first orally and then in writing, of any request that could lead to an Alternative Transaction or an amendment thereto, any request for discussions or negotiations, and/or any request for non-public information relating to Keystone or any of Keystone’s material assets or contractual or legal rights or for access to properties, books and records or a list of the Shareholders of which the directors, officers, employees, representatives or agents of Keystone are or become aware. Such notice must include a description of the terms and conditions of, and the identity of the person making, such proposal, inquiry, offer or request and shall include copies of such proposal, inquiry, offer or request and such other details thereof known to Keystone. Keystone has agreed to keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, and to respond promptly to all inquiries by the Offeror with respect thereto.

Right to Match

In the Support Agreement, Keystone covenanted that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by the provisions of the Support Agreement described in this section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Non Solicitation”) unless:

(a) Keystone has complied with certain of its obligations under the Support Agreement, including those described in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Cease Existing Discussion”, “— Non Solicitation”, “— Right to Match”, “— Reconstitution of Keystone Board” and “— Pre-Acquisition Reorganization”;

(b) Keystone has provided the Offeror with a copy of the Superior Proposal; and

(c) a period (the “Response Period”) of five Business Days has elapsed from the date on which the Offeror received written notice from the Keystone Board that the Keystone Board determined, subject only to compliance with the provisions of the Support Agreement described in this section 1 of the Circular,

“Background to and Reasons for the Offer — Support Agreement — Right to Match”, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

The Support Agreement provides that, during the Response Period, the Offeror will have the right, but not the obligation, to offer to amend in writing the terms of the Offer. The Keystone Board will review any such written amendment to determine whether the Alternative Transaction to which the Offeror is responding would continue to be a Superior Proposal when assessed against the Offer as it is proposed by the Offeror as amended. If the Keystone Board determines that the Alternative Transaction would not continue to be a Superior Proposal when assessed against such proposed amended Offer, the Keystone Board will cause Keystone to enter into an amendment to the Support Agreement reflecting the offer by the Offeror to amend the terms of the Offer and upon the execution by the Parties of such amendment will reaffirm its recommendation of the Offer, as so amended. If the Keystone Board determines that the Alternative Transaction would continue to be a Superior Proposal when assessed against such proposed amended Offer, Keystone may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal. Each successive amendment to any Alternative Transaction that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders constitutes a new Alternative Transaction for the purposes of this section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Non-Soliciation” and “— Right to Match” and the Offeror will be afforded a new Response Period in respect of each such Alternative Transaction that the Keystone Board determines, in good faith, would be a Superior Proposal.

Termination

The Support Agreement may be terminated by notice in writing at any time prior to the Effective Time (unless otherwise stated):

(a) by mutual consent of Keystone and the Offeror;

(b) by Keystone:

(i) if SCI or the Offeror shall not have performed in all material respects any covenant when required to be performed by it under the Support Agreement, or if any representation or warranty of SCI or the Offeror shall have been or becomes untrue to the extent that the failure of such representation or warranty to be true and correct would reasonably be expected to have a material adverse effect on the Offeror’s or SCI’s ability to consummate the Transactions (unless such non-performance or breach, if capable of being remedied, is remedied by SCI or the Offeror within the lesser of 10 days from the date of notice of termination from Keystone and the number of days remaining before the Outside Date);

(ii) if (X) the Offer (or any amendment thereto other than as permitted under the Support Agreement or any amendment thereof that has been mutually agreed to by the Parties) does not conform in all material respects with the Support Agreement, including the conditions of the Offer described in the Support Agreement or any amendment thereof that has been mutually agreed to by the Parties; or (Y) the Offer has been terminated, withdrawn or expires without the Keystone Shares being taken up under the Offer; or

(iii) in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the provisions of the Support Agreement);

(c) by the Offeror:

(i) if Keystone shall not have performed in all material respects any covenant when required to be performed by it under the Support Agreement, or if any representation or warranty of Keystone shall have been or becomes untrue to the extent that the failure of such representation or warranty to be true and correct would reasonably be expected to result in a Material Adverse Effect (unless such non-performance or breach, if capable of being remedied, is remedied by Keystone within the lesser of 10 days from the date of notice of termination from the Offeror and the number of days remaining before the Outside Date);

(ii) if in order to complete the Transactions, SCI or the Offeror would be required to agree to divest assets having aggregate earnings before interest, taxes, depreciation and amortization in excess of US$12,250,000 for the 12 month period ending June 30, 2009 and to pursue any course of action to challenge such divestiture requirement would be futile;

(iii) if the Keystone Board shall have: (X) withdrawn, modified or qualified in a manner adverse to the Offeror its approval or recommendation of the Offer (unless the Offeror shall have breached a representation, warranty or covenant under the Support Agreement in such a manner that would entitle Keystone to terminate the Support Agreement in accordance with the provisions of the Support Agreement described in subparagraph (b)(i) of this section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Termination”; or (Y) approved or recommended an Alternative Transaction which the Keystone Board determines to be a Superior Proposal;

(iv) if the Minimum Tender Condition is not satisfied or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by the Offeror in accordance with the Support Agreement as described in section 5 of the Offer, “Extension and Variation of the Offer”); or

(v) if a Material Adverse Effect shall have occurred since the date of the Support Agreement; and

(d) by either Keystone or the Offeror, in each case prior to the Expiry Time:

(i) if any court of competent jurisdiction or other Governmental Authority of competent jurisdiction shall have issued an order or taken any other action permanently enjoining or otherwise prohibiting the making or completion of the Offer or the consummation of the Transactions and such order or other action shall have become final and non-appealable;

(ii) if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty, agreement or covenant by the Party terminating the Support Agreement; or

(iii) if any Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited.

Termination Fee

Provided that the Offeror or SCI is not in material default in the performance of its obligations under the Support Agreement, Keystone has agreed that if:

(a) the Offeror terminates the Support Agreement pursuant to the provisions of the Support Agreement described in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Termination” because Keystone shall not have performed in all material respects any covenant when required to be performed by it under the Support Agreement, or because any representation or warranty of Keystone shall have been or becomes untrue to the extent that the failure of such representation or warranty to be true and correct would reasonably be expected to result in a Material Adverse Effect;

(b) the Offeror terminates the Support Agreement pursuant to the provisions of the Support Agreement described in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Termination” because the Keystone Board shall have: (i) withdrawn, modified or qualified in a manner adverse to the Offeror its approval or recommendation of the Offer; or (ii) approved or recommended an Alternative Transaction which the Keystone Board determines to be a Superior Proposal;

(c) Keystone terminates the Support Agreement pursuant to the provisions of the Support Agreement described in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Termination” in order to enter into a binding written agreement with respect to a Superior Proposal; or

(d) prior to the Expiry Time, an Alternative Transaction is publicly announced or any person has publicly announced an intention to consummate an Alternative Transaction, and such Alternative Transaction either: (i) has been accepted by the Keystone Board; or (ii) has not expired, been withdrawn or been publicly abandoned, and the Offer is not completed as a result of either (1) the Minimum Tender Condition not having been met or (2) the Offer not having been consummated by the Outside Date, and within nine months of the termination of the Support Agreement any Alternative Transaction is entered into, agreed to, and the transactions contemplated thereby are later completed,

Keystone will pay to the Offeror, within five Business Days of the first to occur of any of the events described in the subparagraphs above, a termination fee in the amount of (X) US$3,000,000, in the case of subparagraph (a) above, or (Y) US$6,000,000, in the case of subparagraphs (b), (c) or (d) above, in immediately available funds to an account designated by the Offeror.

Reconstitution of Keystone Board

Immediately following the acquisition pursuant to the Offer by the Offeror of such number of Keystone Shares (calculated on a fully-diluted basis) equal to or greater than the Minimum Tender Condition, Keystone has agreed, if so requested by the Offeror, to use its commercially reasonable efforts to facilitate the reconstitution of the Keystone Board through resignations of some or all, as applicable, of the members thereof (upon receipt by each member of a full release and discharge of him or her from Keystone and evidence of the insurance coverage of him or her as contemplated by the provisions of the Support Agreement described in section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Directors’ and Officers’ Insurance” and the appointment of nominees of the Offeror in their stead.

Directors’ and Officers’ Insurance

SCI and the Offeror have agreed that, for the period from the Effective Time until six years after the Effective Time, the Offeror will cause Keystone and its subsidiaries (or any successors thereof) to maintain their current directors’ and officers’ insurance policies or policies reasonably equivalent thereto (provided that, without detracting from the foregoing, the insurance shall contain terms and conditions no less advantageous to the directors and officers of Keystone and its subsidiaries than those contained in the policies in effect on the date of the Support Agreement) for all directors and officers of Keystone and its subsidiaries at the Effective Time and former directors and officers of Keystone and its subsidiaries, covering claims made prior to or within six years after the Expiry Time. Notwithstanding the foregoing, pursuant to the Support Agreement, the Offeror is only obligated to pay an annual premium for such insurance up to 200% of the current annual premium currently paid by Keystone for such insurance, provided that the Offeror purchases as much of such coverage as possible for such amount. Alternatively, Keystone may purchase as an extension to its current insurance policies, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such persons on terms comparable to those contained in its current insurance policies. After the expiry of the six-year period following the Effective Time, each of SCI and the Offeror has agreed that the Offeror will use reasonable efforts to cause such directors and officers of Keystone to be covered under its then existing trustees’, directors’ and officers’ insurance policies.

SCI and the Offeror have agreed that they will, and will cause Keystone and its subsidiaries (or any successors thereof) to, keep the current indemnity agreements in place for all directors and officers of Keystone and its subsidiaries at the Effective Time and former directors and officers of Keystone and its subsidiaries (or any successors thereof), and the Offeror will cause Keystone and its subsidiaries (or any successors thereof) jointly and severally to indemnify such directors and officers, to the fullest extent to which the Offeror and Keystone are permitted to indemnify them under their respective constating documents and applicable Laws, from all claims in connection with any transactions or matters contemplated by the Support Agreement or otherwise in connection with Keystone, its subsidiaries and their respective businesses and properties.

Subordinated Notes

Each of SCI and the Offeror have acknowledged that the purchase of Keystone Shares pursuant to the Offer would result in a “Change of Control” (as such term is defined in the Note Indenture) and agreed, upon and following the purchase of Keystone Shares pursuant to the Offer, to cause Keystone to honour its obligations under the Note Indenture. In connection with the take up and payment of the Keystone Shares deposited under the Offer, the Offeror intends to cause Keystone to exercise its option to redeem all of the Subordinated Notes as permitted by the Note Indenture, and will irrevocably deposit or cause to be deposited with the trustee under the Note Indenture funds or permitted government obligations sufficient to redeem the Subordinated Notes.

Pre-Acquisition Reorganization

Keystone has agreed that, upon written notice from the Offeror at least ten Business Days prior to the Expiry Time, Keystone will (i) effect such reorganizations of its capital, structure, businesses, operations and assets or such other transactions as the Offeror may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) cooperate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken, provided that (A) the Pre-Acquisition Reorganizations are not prejudicial to Keystone or its subsidiaries or the Shareholders; (B) the Pre-Acquisition Reorganizations do not impair in any material respect the ability of SCI or the Offeror to consummate the Transactions or materially delay the consummation of the Offer, including the take up and payment for the Keystone Shares under the Offer (provided that any delay that causes the Offer not to be consummated by the Outside Date shall be deemed to have caused a material delay); (C) any Pre-Acquisition Reorganization shall be contingent upon the Offeror announcing publicly that it is prepared to proceed immediately with the take up and payment of at least 66 2/3% of the Keystone Shares (calculated on a fully-diluted basis), and to the satisfaction or waiver by the Offeror of the other conditions to the Offer referred to in section 4 of the Offer, “Conditions of the Offer”; (D) any Pre-Acquisition Reorganization shall be effected immediately prior to any take up by the Offeror of the Keystone Shares tendered to the Offer; (E) none of Keystone or its subsidiaries shall be required to take any action that could reasonably be expected to result in taxes being imposed on, or any adverse tax or other consequences to, any Shareholder incrementally greater than the taxes or other consequences to such party in connection with the completion of the Offer in the absence of action being taken pursuant to the provisions of the Support Agreement described in this section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Pre-Acquisition Reorganization”; and (F) the Offeror reimburses Keystone for all reasonable fees, expenses and other obligations of Keystone and its subsidiaries on a consolidated basis relating to any Pre-Acquisition Reorganization, including among other costs, the reasonable fees of its legal counsel, legal counsel to management, its auditors and financial advisors.

Other Terms

The Support Agreement also contains certain customary covenants, representations and warranties of each of Keystone, SCI and the Offeror. Keystone has agreed, among other things, that, except as required by applicable Laws, during the period from the date of the Support Agreement until the Effective Time or the Support Agreement is terminated in accordance with its terms, unless the Offeror shall otherwise consent in writing, such consent not to be unreasonably withheld or delayed, the business of Keystone (including its subsidiaries) will be conducted only in, and Keystone will not take any action except in, the ordinary course of the business of Keystone, and will use commercially reasonable efforts to maintain and preserve its business organization, goodwill and assets and to keep available the services of its officers and employees. Keystone has also agreed to not declare, pay or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities or make any repayments of capital to Shareholders, except as otherwise declared on or before the date of the Support Agreement.

2.	RECOMMENDATION OF THE BOARD OF DIRECTORS OF KEYSTONE

Keystone has received fairness opinions from its financial advisors that, as of the date of the Support Agreement, the consideration to be offered to the Shareholders under the Offer was fair from a financial point of view. The Keystone Board has, by unanimous resolution following consultation with its advisors: (a) concluded that the Offer is in the best interests of Keystone; (b) approved the Support Agreement; and (c) recommended that the Shareholders accept the Offer. See the accompanying Directors’ Circular.

3.	SERVICE CORPORATION INTERNATIONAL AND THE OFFEROR

The Offeror was incorporated on October 14, 2009 under the OBCA and is a wholly-owned subsidiary of SCI.

SCI is a corporation existing under the laws of the State of Texas. SCI is North America’s largest provider of deathcare products and services, with an extensive network of funeral homes and cemeteries. As of September 30, 2009, SCI operated 1,250 funeral service locations and 364 cemeteries (including 206 combination locations) in North America, which were geographically diversified across 43 U.S. states, eight Canadian provinces, the District of Columbia and Puerto Rico.

4.	KEYSTONE NORTH AMERICA INC.

Corporate Information

Keystone is a corporation governed by the OBCA and its registered and head office is located at Suite 2400, 250 Yonge Street, Toronto, Ontario, M5B 2M6. Keystone’s home office, where management operations are conducted, is located at 400 North Ashley Drive, Suite 1900, Tampa, Florida, 33602. Pursuant to articles of amalgamation dated May 16, 2008, Keystone amalgamated with its indirect wholly-owned subsidiary, Keystone ULC, with the name of the amalgamated corporation remaining “Keystone North America Inc.”. Pursuant to articles of amendment dated June 25, 2008, Keystone consolidated the Keystone Shares on the basis of one post-consolidation Keystone Share for every six pre-consolidation Keystone Shares.

Keystone is a reporting issuer (or its equivalent) in all of the provinces and territories of Canada. The Keystone Shares trade on the TSX under the symbol “KNA”. The IPSs trade on the TSX under the symbol “KNA.UN”.

Business of Keystone

Founded in 1996, Keystone is the fifth largest provider of funeral services in North America. Through its wholly-owned direct and indirect subsidiaries, Keystone operates 195 funeral homes and 15 cemeteries in 32 U.S. states and the Province of Ontario. The funeral homes operated by Keystone are generally located in non-urban markets.

Disclosure Obligations

Pursuant to the provisions of the Securities Laws of the provinces and territories of Canada, the directors of Keystone must send the Directors’ Circular to Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Keystone subsequent to the date of the most recently published financial statements of Keystone not generally disclosed or not adequately disclosed in this Offer and the Circular.

In addition, Keystone is subject to the information and reporting requirements of the OBCA, the Securities Laws of all of the provinces and territories of Canada and the rules of the TSX. In accordance therewith, Keystone files reports and other information with certain securities regulatory authorities in Canada and with the TSX relating to its business, financial statements and other matters. Information as of particular dates concerning Keystone’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Keystone Shares and any material interests of such persons in transactions with Keystone and other matters is required to be disclosed in proxy statements distributed to the Shareholders and filed with certain of such securities regulatory authorities and with the TSX.

Description of Share Capital

The authorized capital of Keystone consists of an unlimited number of Keystone Shares and preferred shares. Based upon representations made by Keystone in the Support Agreement, as of October 14, 2009, there were 25,958,102 Keystone Shares outstanding (of which 400,950 were represented by the IPSs) and no preferred shares of Keystone outstanding. As of October 14, 2009, there were no securities convertible into or exercisable or exchangeable for Keystone Shares.

Shareholders are entitled to receive dividends as and when declared by the Keystone Board and are entitled to one vote per Keystone Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Keystone, the Shareholders are entitled to share rateably in the remaining assets of Keystone available for distribution, after payment of liabilities.

Price Range and Trading Volume of Keystone Shares

The Keystone Shares are listed on the TSX under the symbol “KNA”. The volume of trading and closing price ranges of the Keystone Shares on the TSX (as reported by such exchange) are set forth in the following table for the periods indicated:

	Price Range ($)
2009	High	Low	Volume

May	4.80	4.04	547,100
June	5.32	4.60	492,900
July	5.20	4.53	742,500
August	6.21	4.96	1,012,000
September	6.01	5.75	1,459,400
October	7.89	5.74	15,879,800
November 1 — November 13	7.87	7.82	1,145,400

The Support Agreement was announced to the public on October 15, 2009. On October 14, 2009, the last trading date of the Keystone Shares prior to the public announcement of the signing of the Support Agreement, the closing trading price of the Keystone Shares on the TSX (as reported by such exchange) was $6.45.

5.	PURPOSE OF THE OFFER AND SCI’S PLANS FOR KEYSTONE

Purpose of the Offer

The purpose of the Offer is to enable SCI to indirectly acquire all of the issued and outstanding Keystone Shares (including the Keystone Shares represented by the IPSs).

Pursuant to the Support Agreement, the Offeror has agreed that, if it takes up and pays for Keystone Shares under the Offer, it will pursue and use its commercially reasonable efforts to consummate a Second Stage Transaction to acquire the remaining Keystone Shares not deposited under the Offer and/or assets of Keystone within the time limits prescribed by applicable Laws. Such Second Stage Transaction may be effected by way of, at the Offeror’s discretion, either a Compulsory Acquisition or a Subsequent Acquisition Transaction. Keystone has agreed to use commercially reasonable efforts to assist the Offeror in completing any such Second Stage Transaction. The timing and details of such transaction will necessarily depend on a variety of factors, including the number of Keystone Shares acquired pursuant to the Offer. See section 10 of the Offer, “Acquisition of Keystone Shares Not Deposited”.

Plans for Keystone

If the Offer is successful, it is expected that certain changes will be effected with respect to the composition of the Keystone Board and the officers of Keystone to allow nominees of the Offeror to become directors and officers of Keystone. See section 1 of the Circular, “Background to and Reasons for the Offer — Support Agreement — Reconstitution of Keystone Board”. Following consummation of the Offer, SCI intends to review the affairs and operations of Keystone and consider what actions might be appropriate in the circumstances, which actions may include staffing changes, disposition of certain assets of Keystone and integration of the business of Keystone with the business of SCI. Such actions may also include the winding-up or amalgamation of Keystone with the Offeror or another subsidiary of SCI as part of a Second Stage Transaction or otherwise.

The Keystone Shares and the IPSs are currently listed on the TSX. Subsequent to the completion of the Offer or, if required, to any Second Stage Transaction, the Offeror intends to cause Keystone to delist the Keystone Shares and the IPSs from the TSX. See section 7 of the Circular “Effect of the Offer on Market and Listings”.

The terms of the amended and restated 14.5% subordinated notes indenture (the “Note Indenture”) dated May 16, 2008 governing the Subordinated Notes provide that the Subordinated Notes may be redeemed at the option of Keystone beginning February 8, 2010, and continuing for the immediately following 12-month period, for cash at a redemption price of 104% of the principal amount of the Subordinated Notes to be redeemed, plus accrued and unpaid interest. In connection with the take up and payment of the Keystone Shares deposited under the Offer, the Offeror intends to cause Keystone to exercise its option to redeem all of the Subordinated Notes as permitted by the Note Indenture, and will irrevocably deposit or cause to be deposited with the trustee under the Note Indenture funds or permitted government obligations sufficient to redeem the Subordinated Notes.

Keystone America, Inc. (“Keystone America”), an indirect wholly-owned subsidiary of Keystone, currently maintains an amended and restated credit agreement (the “Keystone Credit Agreement”) with the lenders party thereto and Harris N.A., as administrative agent for such lenders. All obligations under the Keystone Credit Agreement are guaranteed by each subsidiary of Keystone America and Keystone America’s parent company, Keystone Group Holdings, Inc. (“KGH”), a wholly-owned subsidiary of Keystone. Keystone has also guaranteed these obligations on a limited basis. Under the terms of the Keystone Credit Agreement, the take up and payment of the Keystone Shares deposited under the Offer by the Offeror will result in a change of control and a related event of default. In connection with the take up and payment of the Keystone Shares deposited under the Offer, SCI intends to lend requisite funds to Keystone, upon reasonable, arm’s length commercial terms, in order to enable Keystone to repay in full all outstanding obligations under the Keystone Credit Agreement.

If permitted by applicable Laws, upon the delisting of the Keystone Shares and the IPSs from the TSX and the redemption of all of the outstanding Subordinated Notes, the Offeror intends to cause Keystone to cease to be a reporting issuer or the equivalent under applicable Securities Laws of each province and territory of Canada where Keystone is currently a reporting issuer and each other jurisdiction in which it is subject to public reporting requirements. The effect of these actions will be that Keystone will no longer be required to publicly file or provide to security holders financial information or timely disclosure with respect to its affairs.

6.	SOURCE OF FUNDS AND JOINT AND SEVERAL LIABILITY

Pursuant to the Support Agreement, the Offeror has agreed that it will have sufficient funds available to effect payment in full for all of the Keystone Shares acquired pursuant to the Offer and the Transactions and perform its other obligations under the Support Agreement. The Offeror has further agreed that the only conditions precedent to the use of such funds will be conditions precedent with respect to which the Offeror reasonably believes the possibility to be remote that such conditions will not be satisfied or waived. If the Offeror acquires Keystone Shares pursuant to the Offer, SCI will make available to the Offeror funds sufficient to pay for all of the Keystone Shares acquired pursuant to the Offer.

On November 10, 2009, SCI issued US$150,000,000 principal amount of 8.00% Senior Notes due 2021 (the “SCI Senior Notes”), the net proceeds of which are being held in escrow for use in connection with the Offer. The SCI Senior Notes are general unsecured obligations of SCI and rank equal in right of payment with all of SCI’s other unsubordinated indebtedness. If the take up and payment of the Keystone Shares deposited under the Offer does not occur prior to June 30, 2010, SCI will be required to redeem the SCI Senior Notes using all of the related escrowed net proceeds, and such funds will no longer be available for use by SCI in connection with the Offer.

SCI intends to enter into an amended, restated and extended senior credit facility to increase SCI’s aggregate borrowing capacity under its senior credit facility from US$300 million to US$400 million. SCI’s senior credit facility is provided by a syndicate of banks, the administrative agent for which is JPMorgan Chase Bank, N.A. SCI intends to utilize its existing available cash balances, together with the net proceeds of the SCI Senior Notes and available borrowing capacity under such senior credit facility in connection with the payment for the Keystone Shares taken up under the Offer, the redemption of the Subordinated Notes, the repayment of Keystone Credit Agreement and the acquisition of any remaining Keystone Shares in a Second Stage Transaction. The terms of SCI’s senior credit facility will require all United States subsidiaries of Keystone to execute, upon the consummation of a Second Stage Transaction, an agreement guaranteeing the obligations under such senior credit facility.

On October 14, 2009, SCI entered into a commitment letter with JPMorgan Chase Bank, N.A. and Bank of America, N.A. providing for a US $250 million bridge financing to be made available, subject to certain conditions identified therein, in the event that the consummation of the acquisition occurs prior to the completion of the offering of the SCI Senior Notes and the amendment and restatement of the senior credit facility referenced above. The bridge commitment will automatically expire upon the consummation of the offering of the SCI Senior Notes (which occurred on November 10, 2009) and the amendment and restatement of the senior credit facility.

SCI has unconditionally and irrevocably guaranteed, and agreed to be jointly and severally liable for, the due and punctual performance of each and every obligation of the Offeror under the Support Agreement and in respect of the Transactions.

7.	EFFECT OF THE OFFER ON MARKET AND LISTINGS

The purchase of Keystone Shares by the Offeror pursuant to the Offer will reduce the number of Keystone Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Keystone Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Keystone Shares held by the public. In addition, the separation of IPSs by holders of IPSs who separate their IPSs in order to deposit the Keystone Shares represented by such IPSs pursuant to the Offer will reduce the number of IPSs that might otherwise trade publicly, as well as the number of holders of IPSs, and, depending on the number of holders of IPSs who separate their IPSs in order to deposit the Keystone Shares represented by such IPSs pursuant to the Offer, could adversely affect the liquidity and market value of the remaining IPSs held by the public. After the purchase of Keystone Shares under the Offer, the Offeror intends to cause Keystone to eliminate all public reporting requirements under all applicable securities legislation. See section 5 of the Circular, “Purpose of the Offer and SCI’s Plans for Keystone — Plans for Keystone”.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Keystone Shares and/or the IPSs from the TSX. Among such criteria are the number of security holders of the subject security, the number of such securities publicly held and the aggregate market value of such securities publicly held. Depending on the number of the Shareholders depositing and the number of Keystone Shares purchased pursuant to the Offer, and depending on the number of IPSs separated by holders of IPSs who separate their IPSs in order to deposit the Keystone Shares represented by such IPSs pursuant to the Offer, it is possible that the Keystone Shares or the IPSs, respectively, would fail to meet the criteria for continued listing on the TSX. If this were to happen, then the Keystone Shares or the IPSs, as the case may be, could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such securities. It is the intention of the Offeror to cause Keystone to apply to delist the Keystone Shares and the IPSs from the TSX as soon as practicable after completion of the Offer, or any Second Stage Transaction, if required. Delisting of the Keystone Shares or the IPSs, absent their listing on another designated stock exchange, will cause the delisted security to be “taxable Canadian property” (as defined in the Tax Act), which may cause adverse tax consequences to security holders that are not resident in Canada, as described in section 9 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

If the Keystone Shares or IPSs are delisted from the TSX, it is possible that the Keystone Shares or IPSs would be traded in the over-the-counter market and that price quotations for those securities would be reported in Canada through the Canadian over-the-counter automated trading system. The extent of the public market for the Keystone Shares and the IPSs and the availability of such quotations would, however, depend upon the number of security holders remaining at such time, the interest in maintaining a market in such securities on the part of brokerage houses and other factors.

8.	DEPOSITARY AND INFORMATION AGENT

The Offeror has engaged Kingsdale Shareholder Services Inc. to act as depositary for receipt of Keystone Shares deposited under the Offer. The duties of the Depositary also include giving certain notices, if required, and for making payment for all Keystone Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under Securities Laws, and expenses in connection therewith.

The Offeror has engaged Kingsdale Shareholder Services Inc. to act as information agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under Securities Laws, and expenses in connection therewith.

Depositing Shareholders will not be obligated to pay brokerage fees or commissions to the Offeror or the Depositary, and will not be obligated to pay any fee for using the services of the Information Agent. Shareholders should contact the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Keystone Shares with the Depositary.

9.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fraser Milner Casgrain LLP, counsel to the Offeror, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Shareholder who disposes of Keystone Shares pursuant to the Offer or pursuant to certain transactions described in section 10 of the Offer, “Acquisition of Keystone Shares Not Deposited”. This summary is only applicable to a Shareholder who, for purposes of the Tax Act, at all relevant times, holds the Keystone Shares as capital property and deals at arm’s length with, and is not affiliated with, the Offeror or Keystone.

Keystone Shares will generally be considered to be capital property to a Shareholder provided that the Shareholder does not use or hold the Keystone Shares in the course of carrying on a business of trading or dealing in securities and did not acquire the Keystone Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

A Shareholder resident in Canada whose Keystone Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have them, and all other “Canadian securities” (as defined in the Tax Act) owned by the Shareholder, treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. A Shareholder who contemplates making such an election should first consult his or her own tax advisor.

This summary does not address the tax consequences to holders of IPSs who separate such IPSs into Keystone Shares and Subordinated Notes. Holders of IPSs should consult their own tax advisors for advice regarding the income tax consequences to them in connection with the separation of such IPSs into Keystone Shares and Subordinated Notes.

This summary is not applicable to a Shareholder: (i) that is a “financial institution” for purposes of the mark-to-market rules; (ii) that is a “specified financial institution”; (iii) an interest in which is a “tax shelter investment”; or (iv) whose “functional currency” for purposes of the Tax Act is the currency of a country other than Canada, as each of those terms is defined in the Tax Act. In addition, this summary is not applicable to a Shareholder who acquired its Keystone Shares upon the exercise or conversion of any other security, right or interest issued or granted by Keystone which was convertible into or exercisable for Keystone Shares. Such Shareholders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). This summary also takes into account all proposed amendments to the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in their present form. This summary does not otherwise take into account or anticipate changes in the Laws, whether by way of judicial, governmental or legislative decision or action, or changes in the administrative practices of CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

For purposes of the Tax Act, all amounts relating to the disposition of Keystone Shares (including adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted to an amount expressed in Canadian dollars using the relevant exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate of exchange acceptable to the CRA.

This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations with respect to the tax consequences to any particular Shareholder are made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state, local or other tax authority.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who for the purposes of the Tax Act and at all relevant times is, or is deemed to be, resident in Canada (a “Resident Shareholder”).

Disposition Pursuant to the Offer

A Resident Shareholder who disposes of Keystone Shares pursuant to the Offer will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the total adjusted cost base of the Keystone Shares to the Resident Shareholder immediately before disposition.

A Resident Shareholder will be required to include, in computing its income for the taxation year in which the disposition occurs, one-half of any such capital gain (a “taxable capital gain”) realized in such year. One-half of the amount of any such capital loss (an “allowable capital loss”) must be used to offset taxable capital gains realized by the Resident Shareholder in the year of disposition, subject to and in accordance with the provisions of the Tax Act. To the extent that the holder’s allowable capital losses exceed the holder’s taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.

In the case of a Resident Shareholder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of its Keystone Shares may be reduced by the amount of dividends previously received or deemed to have been received on the Keystone Shares to the extent and under the circumstances described in the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Keystone Shares or that is in turn a member of a partnership or a beneficiary of a trust that owns Keystone Shares.

A Resident Shareholder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

An individual Resident Shareholder, including a trust other than certain trusts, who realizes a capital gain may be liable for alternative minimum tax.

Second Stage Transactions

As described in section 10 of the Offer, “Acquisition of Keystone Shares Not Deposited”, the Offeror may acquire Keystone Shares not deposited under the Offer pursuant to a Compulsory Acquisition. If, in the course of any such purchase by the Offeror, all of a Resident Shareholder’s Keystone Shares are disposed of solely for cash, the tax consequences to the Resident Shareholder would be the same as described above under “— Disposition Pursuant to the Offer”. If, in the course of any such purchase by the Offeror, a Resident Shareholder demands payment of the fair value of the Resident Shareholder’s Keystone Shares, the Resident Shareholder would recognize a capital gain (or a capital loss) to the extent that the amount fixed by the court (excluding any interest awarded by the court), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Keystone

Shares disposed of by the Resident Shareholder. Any interest awarded by a court must be included in the Resident Shareholder’s income.

The Offeror may also propose means of acquiring the remaining outstanding Keystone Shares other than pursuant to a Compulsory Acquisition. The tax consequences to a Resident Shareholder on a Subsequent Acquisition Transaction will depend on the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same or materially different than the tax consequences described above for a Resident Shareholder who disposes of its Keystone Shares under the Offer. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Keystone Shares acquired pursuant to a Subsequent Acquisition Transaction.

Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada, does not carry on an insurance business in Canada and elsewhere, and does not use or hold, and is not deemed to use or hold, Keystone Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”).

Disposition Pursuant to the Offer

A Non-Resident Shareholder who disposes of Keystone Shares to the Offeror pursuant to the Offer will not be subject to income tax under the Tax Act on any capital gain realized on the disposition of such Keystone Shares provided that such Keystone Shares are not “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Shareholder at the time of the disposition of such Keystone Shares. Generally, Keystone Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided that (a) the Keystone Shares are listed on a designated stock exchange (which currently includes the TSX) at that time, (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the shares of any class or series in the capital stock of Keystone at any time during the 60-month period immediately preceding that time, and (c) none of the particular circumstances specified in the Tax Act apply such that the Keystone Shares are deemed to constitute taxable Canadian property.

Even if the Keystone Shares are taxable Canadian property to a Non-Resident Shareholder, any capital gain realized upon the disposition or deemed disposition thereof may not be subject to tax under the Tax Act if such gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax treaty or convention. Non-Resident Shareholders should consult their own advisors with respect to the availability of any relief under the terms of an applicable income tax treaty or convention in their particular circumstances.

For purposes of this summary, it is assumed that the Keystone Shares will be listed on the TSX at the time of disposition pursuant to the Offer. Therefore, the Keystone Shares will be considered to be “excluded property” for purposes of section 116 of the Tax Act. Accordingly, should the Keystone Shares be taxable Canadian property to a Non-Resident Shareholder, no amount must be withheld by the Offeror, on account of Canadian income tax, from the offered consideration and such Non-Resident Shareholder is not required to obtain a certificate under section 116 of the Tax Act in respect of the disposition of such Keystone Shares.

A Non-Resident Shareholder is required to file a Canadian income tax return reporting the disposition of the Keystone Shares if such Keystone Shares are taxable Canadian property to the Non-Resident Holder unless the Non-Resident Shareholder is: (i) not liable to pay tax under Part I of the Tax Act in respect of the year of disposition, (ii) not liable to pay any amount under the Tax Act in respect of any previous taxation year, and (iii) the Keystone Shares disposed of either qualify as “excluded property” under the Tax Act, which has been assumed as noted above, or a certificate under section 116 of the Tax Act has been issued in respect of the disposition of such Keystone Shares.

In the event that the Keystone Shares constitute taxable Canadian property to a Non-Resident Shareholder and the capital gain realized upon a disposition of such Keystone Shares to the Offeror is not exempt from Canadian tax by virtue of an applicable income tax treaty or convention, then in such circumstances, the tax consequences as described above under “Shareholders Resident in Canada — Disposition Pursuant to the Offer” will generally apply. Such Non-Resident Shareholders whose Keystone Shares are taxable Canadian property should consult their own tax advisors in this regard.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Keystone Shares pursuant to the Offer.

Second Stage Transactions

The consequences under the Tax Act to a Non-Resident Shareholder of any Second Stage Transaction would depend upon the nature of the transaction but would generally be the same as those described above with respect to Resident Shareholders except that the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the holder’s Keystone Shares are taxable Canadian property, as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty or convention.

If the Keystone Shares are listed on the TSX or another recognized stock exchange (as defined in the Tax Act) at the time of the Second Stage Transaction, the Keystone Shares will be considered to be “excluded property” for purposes of section 116 of the Tax Act. Accordingly, should the Keystone Shares be taxable Canadian property to a Non-Resident Shareholder, no amount must be withheld by the Offeror, on account of Canadian income tax, from any payment to the Non-Resident Shareholder and such Non-Resident Shareholder is not required to obtain a certificate under section 116 of the Tax Act in respect of the disposition of such Keystone Shares.

In the event that the Keystone Shares are not listed on a designated stock exchange (as defined in the Tax Act) at the time of the Second Stage Transaction, the Keystone Shares will constitute taxable Canadian property and the provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder, in which case the Offeror may be required to withhold an amount from any payment to the Non-Resident Shareholder and the Non-Resident Shareholder may be required to obtain a certificate under section 116 of the Tax Act in respect of the disposition of the Keystone Shares. Even if the Keystone Shares are taxable Canadian property to a Non-Resident Shareholder, any capital gain realized upon the disposition or deemed disposition thereof may not be subject to tax under the Tax Act if such gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax treaty or convention. Non-Resident Shareholders should consult their own advisors with respect to the availability of any relief under the terms of an applicable income tax treaty or convention in their particular circumstances.

A Non-Resident Shareholder is required to file a Canadian income tax return reporting the disposition of the Keystone Shares if such Keystone Shares are taxable Canadian property to the Non-Resident Holder unless the Non-Resident Shareholder is: (i) not liable to pay tax under Part I of the Tax Act in respect of the year of disposition, (ii) not liable to pay any amount under the Tax Act in respect of any previous taxation year, and (iii) the Keystone Shares disposed of either qualify as “excluded property” under the Tax Act or a certificate under section 116 of the Tax Act has been issued in respect of the disposition of such Keystone Shares.

To the extent that a Second Stage Transaction is proposed by the Offeror, Non-Resident Shareholders are urged to consult their own professional advisors to determine the consequences to them of the particular transaction and in particular whether any Keystone Shares held by them during the course of such an acquisition would constitute “taxable Canadian property” or whether the disposition would give rise to a deemed dividend to such holders and/or withholding tax implications.

10.	CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

A Shareholder who is a U.S. citizen or resident or otherwise a U.S. person (a “U.S. Shareholder”) should be aware that tendering Keystone Shares pursuant to the Offer (and, if applicable, separating IPSs in order to tender the Keystone Shares represented by the IPSs to the Offer) may have tax consequences under the Laws of both the United States and Canada. Such United States tax consequences are not described in the Offer Documents, and U.S. Shareholders are urged to consult their own tax advisors concerning the Offer or any Second Stage Transaction. If a U.S. Shareholder fails to provide the Depositary with the information solicited on the Substitute Form W-9 set out in the Letter of Acceptance and Transmittal attached to this document as schedule A, or fails to certify that such Shareholder is not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from payments made to such U.S. Shareholder pursuant to the Offer.

11.	HOLDINGS OF SECURITIES OF KEYSTONE

Neither the Offeror nor SCI, nor any director or officer of the Offeror or SCI, nor, to the knowledge of the Offeror and SCI after reasonable inquiry, any associate or affiliate of any insider of the Offeror or SCI, any insider of the Offeror or SCI other than a director or officer of the Offeror or SCI, or any person acting jointly or in concert with the Offeror or SCI, beneficially owns or exercises control or direction over, any securities of Keystone, except in respect of the Support Agreement.

12.	TRADING IN SECURITIES OF KEYSTONE

To the knowledge of the Offeror and SCI after reasonable inquiry, during the six month period preceding the date of the Offer, no securities of Keystone have been purchased or sold by the Offeror or SCI, any insider (including any director or officer) of the Offeror or SCI, any associate or affiliate of an insider of the Offeror or SCI, or any person acting jointly or in concert with the Offeror or SCI, except in respect of the Support Agreement.

13.	COMMITMENTS TO ACQUIRE SECURITIES

Neither the Offeror nor SCI, nor, to the knowledge of the Offeror and SCI after reasonable inquiry, any insider (including any director or officer) of the Offeror or SCI, any associate or affiliate of an insider of the Offeror or SCI, or any person acting jointly or in concert with the Offeror or SCI, has any agreement, commitment or understanding to acquire securities of Keystone, except in respect of the Offer and the Support Agreement.

14.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

The Offeror and SCI understand that Keystone has certain obligations to its Employees to compensate them for loss of or remaining in or retiring from office or employment and that the announcement or completion of the Offer, the Compulsory Acquisition or Subsequent Acquisition Transaction or other aspects of the Transactions will result in change of control or other payment triggering events, or may permit or require adjustments, under certain of Keystone’s employee compensation or benefit plans and employment and other agreements. Pursuant to the Support Agreement, each of SCI and the Offeror have agreed that such payments or adjustments will be permitted and covenanted that upon and following the purchase of Keystone Shares pursuant to the Offer, they will cause Keystone and its subsidiaries, as applicable, to honour their respective obligations thereunder, including by paying to the individuals granted benefits under such plans or party to such agreements, in each case, such amounts as result from the calculation in respect thereof.

It is currently expected that, upon completion of the Offer, SCI will enter into an employment agreement with Steven Tidwell, the President and Chief Executive Officer of Keystone, and that Mr. Tidwell will be named an officer of SCI. As of the date hereof, the terms of any potential employment agreement with Mr. Tidwell are not final.

15.	MATERIAL CHANGES IN THE AFFAIRS OF KEYSTONE AND OTHER INFORMATION

Neither SCI nor the Offeror is aware of any information which indicates that any material change has occurred in the affairs of Keystone since the date of the most recently published financial statements of Keystone, being the unaudited financial statements as at and for the three and nine months ended September 30, 2009, other than the entering into of the Support Agreement.

Neither SCI nor the Offeror has knowledge of any other material facts concerning the securities of Keystone or of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

16.	ACCEPTANCE OF THE OFFER

Other than as described in the Directors’ Circular, neither SCI nor the Offeror has any knowledge regarding whether any Shareholders will accept the Offer.

17.	REGULATORY MATTERS

The Offeror’s obligation to take up and pay for Keystone Shares under the Offer is conditional on, among other things, the Regulatory Approvals and Notifications having been obtained, given or concluded or, in the case of waiting or suspensory periods, having expired or been terminated.

In the Support Agreement, the Parties have agreed to use their respective reasonable best efforts and cooperate with each other to, among other things, (i) make or cause to be made filings with Governmental Authorities under any Competition Law that are necessary for the consummation of the Transactions, including any required pre-merger notification and report forms under the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and any merger notification filings or other submissions pursuant to the Competition Act as may be appropriate and advisable, and (ii) avoid or eliminate every impediment under any Competition Law, all so as to enable the consummation of the Offer to occur as soon as reasonably possible (and in any event in advance of the Outside Date). However, the Parties have agreed that, notwithstanding any provision of the Support Agreement to the contrary, in no event will SCI, the Offeror or any of their respective subsidiaries be obligated to propose or agree to enter into any consent decree, or to make any divestiture that would result in divestiture of businesses, product lines or assets (of SCI, Keystone or their respective subsidiaries) having aggregate earnings before interest, taxes, depreciation and amortization in excess of US$12,250,000 for the 12 month period ending June 30, 2009.

Competition Act

The Transactions do not meet the thresholds for notification of an acquisition of shares under Part IX of the Competition Act. The Commissioner of Competition has the power to inquire into any transaction if she has reason to believe that it will substantially lessen or prevent competition in Canada and, if grounds exist, to apply to the Competition Tribunal for an order preventing the completion of the Transactions, allowing it to proceed subject to certain conditions, or, in the case of a completed acquisition or merger, requiring its unwinding or dissolution, the divestiture of assets or shares or, with the consent of the Offeror, to take any other action necessary to remove the substantial anti-competitive effect. If such an application is made prior to the Offeror having taken up and paid for the Keystone Shares or in certain circumstances if the Commission of Competition requires more time to complete her inquiry, the Commissioner may request the issuance of an injunction to delay completion of the Transactions.

HSR Act

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Transactions are subject to these requirements and may not be completed until the expiration of a 15-day waiting period following the filing of the required Notification and Report Forms, referred to as the forms, with the Antitrust Division and the FTC. The Antitrust Division and the FTC scrutinize the legality of transactions under the antitrust Laws of the United States and could, among other things, issue requests to Keystone and SCI for additional information regarding the Transactions. If such requests for additional information were made, the waiting period referred to above would be extended until the end of the 10th day after SCI has substantially complied with the requests for additional information or such later time as is agreed among the parties and the FTC or the Antitrust Division, unless the waiting period is earlier terminated because the FTC or the Antitrust Division determines to close its review. Further, at any time before or after the consummation of the Transactions, the Antitrust Division or the FTC could take such action under the antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Transactions or seeking divestiture of certain of Keystone’s or SCI’s assets. Private parties and State Attorneys General may also bring legal actions under the antitrust Laws.

Under various state Law requirements, the consummation of the Transactions may require the filing of notices, information or applications for review, or the receipt of any applicable approvals regarding funeral, cemetery and crematory licences.

Investment Canada Act

An acquisition of control of a Canadian business by a non-Canadian where certain financial thresholds are exceeded is subject to review (a “Reviewable Transaction”) under the Investment Canada Act and cannot be implemented unless the Minister responsible for the Investment Canada Act is satisfied and has issued a ruling that the transaction is likely to be of net benefit to Canada. The Minister is required to consider the application and determine whether a Reviewable Transaction is likely to be of net benefit to Canada taking into account a variety of factors set out in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act provides for an initial review period of up to 45 days after filing. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days. The review period may be further extended with the consent of the investor.

The prescribed factors to be considered when determining whether a Reviewable Transaction is of net benefit to Canada include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada’s ability to compete in world markets. If the Minister determines that he is not satisfied that a Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

The completion of the Transactions constitutes a Reviewable Transaction. However, a new regulation under the Investment Canada Act that would implement a significant change to the review threshold may be in force within the next few months and it is possible that the completion of the Transactions would, as a result, not be a Reviewable Transaction. The Offeror’s obligation to take up and pay for the Keystone Shares deposited under the Offer is conditional upon obtaining approval under the Investment Canada Act on terms and conditions satisfactory to the Offeror, in its discretion.

18.	LEGAL MATTERS

Certain legal matters on behalf of SCI and the Offeror will be passed upon by Locke Lord Bissell & Liddell LLP with respect to U.S. legal matters and Fraser Milner Casgrain LLP with respect to Canadian legal matters, and the opinions contained in section 9 of the Circular, “Certain Canadian Federal Income Tax Considerations” have been provided by Fraser Milner Casgrain LLP, counsel to SCI and the Offeror. As of November 13, 2009, the partners and associates, as a group, of each of Locke Lord Bissell & Liddell LLP and Fraser Milner Casgrain LLP owned less than 1% of the outstanding Keystone Shares.

19.	STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of Keystone with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

20.	DIRECTORS’ APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication and delivery thereof has been authorized by the directors of the Offeror and SCI.

CERTIFICATE OF SCI ALLIANCE ACQUISITION CORPORATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: November 16, 2009

SCI ALLIANCE ACQUISITION CORPORATION

/s/ Curtis G. Briggs	/s/ Myrtle Leatrice Jones
Curtis G. Briggs President	Myrtle Leatrice Jones Treasurer

/s/ John A. Gordon	/s/ Janet S. Key
John A. Gordon Director	Janet S. Key Director

CERTIFICATE OF SERVICE CORPORATION INTERNATIONAL

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: November 16, 2009

SERVICE CORPORATION INTERNATIONAL

/s/ Thomas L. Ryan	/s/ Eric D. Tanzberger
Thomas L. Ryan Chief Executive Officer	Eric D. Tanzberger Chief Financial Officer

/s/ Alan R. Buckwalter	/s/ Robert L. Waltrip
Alan R. Buckwalter Director	Robert L. Waltrip Chairman of the Board

CONSENT OF COUNSEL

TO: The Board of Directors of SCI Alliance Acquisition Corporation
AND TO: The Board of Directors of Service Corporation International

We hereby consent to the reference to our opinion contained under the heading “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated November 16, 2009 made by SCI Alliance Acquisition Corporation and Service Corporation International to the holders of common shares of Keystone North America Inc.

(Signed) “Fraser Milner Casgrain LLP”

Toronto, Ontario
November 16, 2009

SCHEDULE A

LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the offer dated November 16, 2009 of SCI Alliance Acquisition Corporation,
a wholly-owned subsidiary of Service Corporation International, to purchase all of the issued and outstanding common shares of
Keystone North America Inc.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME)
ON DECEMBER 22, 2009 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This letter of acceptance and transmittal (this “Letter of Acceptance and Transmittal”) relates to the offer (the “Offer”) dated November 16 2009 by SCI Alliance Acquisition Corporation (the “Offeror”), a wholly-owned subsidiary of Service Corporation International (“SCI”) to purchase all of the issued and outstanding common shares (“Keystone Shares”) in the capital of Keystone North America Inc. (“Keystone”) (other than those owned directly or indirectly by the Offeror, and including, without limitation, the Keystone Shares represented by the income participating securities (“IPSs”) of Keystone).

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer and the Circular (the “Circular”) dated November 16, 2009 accompanying the Offer shall have the respective meanings ascribed thereto in the Offer and the Circular. The term “Shareholder” as used in this Letter of Acceptance and Transmittal means the beneficial owner of Keystone Shares.

TO:	SCI ALLIANCE ACQUISITION CORPORATION
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC., AS DEPOSITARY

Acceptance of the Offer

Keystone has issued the Keystone Shares under the CDSX book-entry system administered by CDS. Accordingly, other than the Keystone Shares represented by the IPSs, a nominee of CDS is the sole registered holder of the outstanding Keystone Shares and beneficial ownership of the outstanding Keystone Shares is evidenced through book-entry credits to securities accounts of CDS Participants (for example, banks, trust companies and securities dealers), who act as agents on behalf of beneficial owners who are their customers, rather than by physical certificates. Shareholders who wish to tender Keystone Shares to the Offer should contact their nominees for assistance.

Shareholders who wish to accept the Offer must do so by following the procedures for a book-entry transfer established by CDS. The Depositary has established an account at CDS for the purpose of the Offer. Any CDS Participant may make delivery of the Keystone Shares (on behalf of a Shareholder wishing to accept the Offer) by causing CDS to credit such Keystone Shares to the Depositary’s account by book-entry in accordance with the procedures of CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The receipt of a Book-Entry Confirmation by the Depositary evidences the applicable CDS Participant’s compliance with the procedures of CDS.

The Offeror understands that CDS Participants will deliver the relevant documentation to the beneficial owners of Keystone Shares. See appendix 1 of this Letter of Acceptance and Transmittal where the form of tendering instructions that the Offeror understands CDS will provide to CDS Participants is reproduced. In order to tender Keystone Shares to the Offer, Shareholders must complete the documentation and follow the instructions to be provided to them by their respective CDS Participants.

Pursuant to the CDSX book-entry system, a Shareholder will be required to specify, among other things, the number of Keystone Shares that it wishes to sell. A Shareholder may make multiple tenders of Keystone Shares, but not in respect of the same Keystone Shares.

Representation, Warranty and Agreement

Each Shareholder who tenders Keystone Shares to the Offer will be deemed to have:

(a) effective on and after the Effective Date, delivered to the Offeror the Purchased Securities and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepted the Offer for and in respect of the Purchased Securities and, on and subject to the terms and conditions of the Offer, deposited and sold, assigned and transferred to the Offeror all right, title and interest in and to the Purchased Securities and the Other Securities;

(b) represented and warranted that:

(i) the Shareholder has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited by the Shareholder and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities (and any Other Securities) to any other person,

(ii) when the Purchased Securities (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever,

(iii) the consummation of the transaction contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding or restrictions of any kind to which the Shareholder is a party or by which the Shareholder is bound,

(iv) the Shareholder owns the Purchased Securities (and any Other Securities) being deposited within the meaning of applicable Laws, and

(v) the deposit of the Purchased Securities (and any Other Securities) complies with applicable securities laws;

(c) irrevocably constituted and appointed any officer of the Offeror, and each of them, and any other persons designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the Shareholder with respect to the Purchased Securities (and the Other Securities), effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Keystone,

(ii) to exercise any and all rights of the holder of the Purchased Securities and/or Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and/or Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the Shareholder in respect of such Purchased Securities or such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournments thereof) of holders of securities of Keystone, and

(iii) to exercise any other right of such holder in respect of such Purchased Securities and/or Other Securities;

(d) as of the Effective Date, revoked any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Purchased Securities and/or Other Securities and agreed that, except as provided herein, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Purchased Securities and/or Other Securities by or on behalf of the Shareholder;

(e) agreed, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournments thereof) of holders of securities of Keystone and not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities and agreed to execute and deliver to the Offeror, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorizations or consents, in respect of the Purchased Securities and Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Purchased Securities or Other Securities;

(f) directed the Offeror and Depositary, upon the Offeror taking up the Purchased Securities and Other Securities, to forward the full amount of the consideration per Keystone Share pursuant to the Offer to which the Shareholder is entitled in respect of the Purchased Securities pursuant to the Offer to CDS for settlement in accordance with the settlement procedures established by CDS;

(g) agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Purchased Securities or Other Securities deposited pursuant to the Offer will be determined by the Offeror in its discretion and that such determination shall be final and binding and acknowledged that: (a) the Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any jurisdiction, (b) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Purchased Securities or any Other Securities, and (c) there shall be no duty or obligation on SCI, the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Acceptance and Transmittal and any other related documents will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular;

(h) covenanted and agreed to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to the Offeror;

(i) acknowledged that all authority conferred or agreed to be conferred by the Shareholder herein may be exercised during any subsequent legal incapacity of the Shareholder and shall survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder herein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder and that, subject only to the provisions of the Offer regarding withdrawal, the deposit of Keystone Shares pursuant to the Offer is irrevocable;

(j) waived any right to receive notice of purchase of the Purchased Securities;

(k) acknowledged that none of SCI, the Offeror or the Depositary shall be liable to the undersigned in respect of any currency conversions described in the Offer or the Circular, or any shortfall caused thereby;

(l) agreed that under no circumstances will interest accrue or be paid by the Offeror or the Depositary on any Purchased Securities or Other Securities regardless of any delay in paying for the Purchased Securities;

(m) agreed that, if at any time after October 14, 2009, Keystone should declare any cash dividend or stock dividend or make any other distribution on or issue any rights with respect to any of the Keystone Shares or Other Securities which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Keystone of such Keystone Shares or Other Securities, except as otherwise declared on or before October 14, 2009, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its discretion;

(n) agreed that if at the time the Purchased Securities are taken up by the Offeror under the Offer, the Purchased Securities do not constitute “excluded property” within the meaning of section 116 of the Tax Act, the Offeror shall be entitled to deduct and withhold, and remit to the Receiver General of Canada, as required, from the consideration payable to the Shareholder pursuant to the Offer, such amount, if any, as the Offeror is required to deduct and withhold with respect to such payment pursuant to the Tax Act;

(o) agreed that the Offeror shall be entitled to deduct and withhold, and remit to the applicable taxing authority, as required, from the consideration payable to the Shareholder pursuant to the Offer, such amount, if any, as the Offeror is required to deduct and withhold with respect to such payment pursuant to the applicable tax laws of jurisdictions other than Canada, whether as a result of the Shareholder being a U.S. person or otherwise;

(p) declared that the Shareholder is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

(q) agreed with the Offeror and the Depositary that any contract contemplated by the Offer and this Letter of Acceptance and Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. L’actionnaire qui dépose des actions de Keystone dans le cadre de l’Offre est réputé avoir convenu avec l’Initiateur et le dépositaire que tous les contrats découlant de l’Offre et de la présente lettre d’acceptation et d’envoi et tous les documents y afférents soient rédigés exclusivement en anglais.

Important Tax Information for U.S. Shareholders

In order to avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. Shareholder (as defined in section 10 of the Circular, “Certain U.S. Federal Income Tax Considerations”) tendering Keystone Shares must, unless an exemption applies, provide the Depositary with such holder’s U.S. taxpayer identification number (“TIN”), certify under penalties of perjury that such TIN is correct, and provide certain other certifications by completing the Substitute Form W-9 included in this Letter of Acceptance and Transmittal as Appendix 2. If a U.S. Shareholder does not timely provide such holder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (“IRS”) may impose a penalty of US$50 on such holder and payment to such holder pursuant to the Offer may be subject to backup withholding, which is currently at a rate of 28%.

All U.S. Shareholders tendering Keystone Shares pursuant to the Offer should complete and sign the Substitute Form W-9 attached as appendix 2 hereto to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Offeror and the Depositary).

Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Shareholder upon filing a U.S. federal income tax return.

If the Keystone Shares are held in more than one name or are not registered in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.

Certain U.S. Shareholders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should indicate their exempt status on the Substitute Form W-9. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for more instructions.

U.S. Shareholders should consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

APPENDIX 1- TENDERING INSTRUCTIONS

COMPLETE BOX A AND, IF APPLICABLE, BOX B AND BOX C. IF BOX A IS NOT COMPLETED, THERE IS NOT A
VALID TENDER OF KEYSTONE SHARES.

BOX A
This box MUST be completed if Keystone Shares are being tendered.

Number of Keystone Shares tendered:

BOX B

NON-RESIDENTS
Check box below if the country of residence of the beneficial holder of Keystone Shares is other than Canada.

☐ I confirm that I am not a resident of Canada

BOX C
CURRENCY OF PAYMENT
Check box below if payment for the Keystone Shares tendered should be made in U.S. dollars.
If the box below is not checked, payment will be made in Canadian dollars.

☐ I confirm that payment for tendered Keystone Shares should be made in U.S. dollars

APPENDIX 2 — SUBSTITUTE FORM W-9
SUBSTITUTE Form W-9	Name: Address:	Individual ☐ Partnership ☐ Corporation ☐ Other (specify) ☐

Department of the Treasury	PART I. TAXPAYER IDENTIFICATION NUMBER (TIN)

Internal Revenue Service Request for Taxpayer Identification Number (TIN) and Certification	Please provide your Taxpayer Identification Number in the space at right. For most individuals this is your social security number. If you do not have a number, see “Obtaining a Number” in the enclosed Guidelines. Certify by signing and dating below. If awaiting TIN, write “Applied For.” TIN:	TIN:

PART II. EXEMPT RECIPIENTS

For Payees Exempt from Backup Withholding, write “Exempt” in the space in this section and sign and date below. See the enclosed Guidelines and complete as instructed therein.

PART III. CERTIFICATION

Under penalties of perjury, I certify that:

(1) The TIN shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding;

(3) I am a U.S. person (including a U.S. resident alien); and
(4) any other information provided on this form is true, correct and complete.
CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instruction in the enclosed Guidelines).

	Signature:	Date: , 20

YOU MUST ALSO COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I ABOVE.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the Payor prior to the time of payment, all payments made to me pursuant to the Offer will be subject to backup withholding at a rate of 28%.

Signature

, 20

Name (Please Print)	Date:

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY
RESULT IN IRS PENALTIES AND BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS
MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED
“GUIDELINES” FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE W-9 FOR ADDITIONAL DETAILS.

GUIDELINES FOR CERTIFICATION OF TAXPAYER
IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payor. Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the Payor. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

Give the NAME and
SOCIAL SECURITY
For this type of account:		number of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)
5.	Sole proprietorship or single-owner LLC	The owner(3)

Give the NAME and
EMPLOYER
IDENTIFICATION
For this type of account:		number of:
6.	Sole proprietorship or single-owner LLC	The owner(3)
7.	A valid trust, estate, or pension trust	The legal entity(4)
8.	Corporate or LLC electing corporate status on Form 8832	The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
10.	Partnership or multi-member LLC	The partnership
11.	A broker or registered nominee	The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agriculture program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minors’ name and furnish the minor’s social security number.
(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.
(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Any questions and requests for assistance may be directed to the
Depositary and Information Agent:

By Mail	By Registered Mail, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1 866 581 1487
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     There are no exhibits to this Schedule.
PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)
Service Corporation International and SCI Alliance Acquisition Corporation (the “Bidder”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
(b)
The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
2.	Consent to Service of Process
Not applicable.

PART IV — SIGNATURES
     By Signing this Schedule, the Bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCI ALLIANCE ACQUISITION CORPORATION
By:	/s/ CURTIS G. BRIGGS
	Name:	Curtis G. Briggs
	Title:	President
November 16, 2009

SERVICE CORPORATION INTERNATIONAL
By:	/s/ THOMAS L. RYAN
	Name:	Thomas L. Ryan
	Title:	Chief Executive Officer
November 16, 2009